SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

MEDAREX, INC.
(Name of Subject Company)

MEDAREX, INC.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(including the associated Series A Junior Participating Preferred Stock purchase rights)
(Title of Class of Securities)

583916101
(CUSIP Number of Class of Securities)

Howard H. Pien
President and Chief Executive Officer
707 State Road
Princeton, New Jersey 08540
(609) 430-2880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copy to:

Scott F. Smith, Esq.
Stephen A. Infante, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 841-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Medarex, Inc., a New Jersey corporation (“Medarex”). The address of Medarex’s principal executive offices is 707 State Road, Princeton, New Jersey 08540-1437, and Medarex’s telephone number is (609) 430-2880.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, par value $0.01 per share, of Medarex (the “Common Stock”), together with the associated rights to purchase Series A Junior Participating Preferred Stock of Medarex (the “Rights”) issued pursuant to the Rights Agreement (as amended, the “Rights Agreement”), dated as of May 23, 2001, between Medarex and Continental Stock Transfer & Trust Company (“Continental”), as Rights Agent.

The shares of Common Stock are hereinafter referred to as the “Shares.” As of July 24, 2009, there were 128,952,242 Shares issued and 128,918,402 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

Medarex is the person filing this Schedule 14D-9 and is the subject company. Medarex’s name, address and telephone number are set forth in Item 1 above. Medarex’s website is www.medarex.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Bristol-Myers Squibb Company, a Delaware corporation (“BMS”), and Puma Acquisition Corporation, a New Jersey corporation and wholly-owned subsidiary of BMS (“Acquisition Sub”), pursuant to which Acquisition Sub has offered to purchase all of the outstanding Shares that are not already owned by BMS and its subsidiaries at a price of $16.00 per Share (the “Offer Price”), net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated July 28, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by BMS and Acquisition Sub with the Securities and Exchange Commission (the “SEC”) on July 28, 2009. Copies of the Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 22, 2009 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among BMS, Acquisition Sub and Medarex. The Merger Agreement provides, among other things, that following the time Acquisition Sub accepts for payment any Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Completion of the Offer”), Acquisition Sub will be merged with and into Medarex (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”) upon the terms and conditions set forth in the Merger Agreement and in accordance with the New Jersey Business Corporation Act (the “NJBCA”). As a result of the Merger, the Shares that are not acquired in the Offer, other than the Shares owned by BMS and its subsidiaries, would be converted into the right to receive an amount equal to the Offer Price, net to the shareholder in cash, without interest and less any required withholding taxes. Following the effective time of the Merger (the “Completion of the Merger”), Medarex will continue as a wholly owned subsidiary of BMS (Medarex after the Completion of the Merger is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9.

The initial expiration date of the Offer is 12:00 midnight, New York City time, on Monday August 24, 2009 (which is the end of the day on August 24, 2009), subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

The Schedule TO states that the business address and telephone number for BMS and Acquisition Sub are 345 Park Avenue, New York, New York 10154, (212) 546-4000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, and in the Information Statement of Medarex (the “Information Statement”) filed as Annex I to this Schedule 14D-9 (and incorporated by reference into this Item 3), to the knowledge of Medarex, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest between Medarex or its affiliates and (i) its executive officers, directors or affiliates or (ii) BMS, Acquisition Sub or their respective executive officers, directors or affiliates.

Arrangements between Medarex and BMS and Acquisition Sub

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO, are incorporated in this Schedule 14D-9 by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among Medarex, BMS and Acquisition Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Medarex’s shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Medarex or BMS in Medarex’s or BMS’s public reports filed with the SEC. In particular, the Merger Agreement and summary of the Merger Agreement contained in the Offer to Purchase are not intended to be, and should not be, relied upon as disclosures regarding any facts or circumstances relating to Medarex or BMS. The representations and warranties contained in the Merger Agreement were not prepared to establish facts, but rather have been negotiated with the principal purpose of (i) establishing the circumstances under which Acquisition Sub may have the right not to complete the Offer, or BMS or Medarex may have the right to terminate the Merger Agreement and (ii) allocating risk between the parties. The representations and warranties may also be subject to a contractual standard of materiality different from that generally applicable under federal securities law.

Confidentiality Agreement

BMS and Medarex entered into a confidentiality agreement, dated June 2, 2009, as amended by a letter agreement in respect thereof dated July 15, 2009 (together, the “Confidentiality Agreement”), in connection with a potential business combination. Under the Confidentiality Agreement, BMS agreed, subject to certain exceptions, to keep confidential certain information furnished to it and its representatives by or on behalf of Medarex, and to use such information only for purposes of evaluating a transaction with Medarex. BMS agreed to a standstill provision placing restrictions on, among other things, the ability of BMS and its controlled affiliates to acquire securities of Medarex or to enter into, or propose to enter into, a merger or certain other combination or acquisition transactions involving Medarex, except with Medarex’s consent. Medarex agreed, among other things, not to solicit, initiate, knowingly encourage or otherwise knowingly facilitate the submission of inquiries, proposals or offers from any person (other than BMS or any of its affiliates) which could reasonably be expected to lead to certain extraordinary transactions involving Medarex.

Rights Agreement Amendment

In connection with the Merger Agreement, Medarex and Continental entered into the Second Amendment to Rights Agreement, dated as of July 22, 2009 (the “Second Amendment”). Medarex authorized entry into the Second Amendment to render the Rights Agreement inapplicable to (i) the approval, execution and/or delivery of the Merger Agreement or any amendment thereto, (ii) the acceptance for payment or purchase by Acquisition Sub of Shares pursuant to the Offer, (iii) the exercise of the Top-Up Option (as defined below), (iv) the Merger, (v) the consummation of any other transaction contemplated by the Merger Agreement, and (vi) the announcement of any of the Merger Agreement, the Offer, the Merger or any other transaction contemplated by the Merger Agreement. The Amendment also provides that the Rights will expire, and the Expiration Date (as such term is defined in the Rights Agreement) will occur, immediately prior to the effective time of the Merger.

This summary is qualified in its entirety by reference to the Second Amendment which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Representation on Board

The Merger Agreement provides that, upon the Completion of the Offer, BMS shall be entitled to designate, from time to time, to serve on the Board, such number of directors as will give BMS representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to the right of BMS described in this paragraph) by (ii) the percentage that (A) the number of Shares owned by BMS and its subsidiaries (including Shares accepted for payment pursuant to the Offer) bears to (B) the number of Shares then outstanding. Medarex has agreed to take all action requested by BMS necessary to cause BMS’s designees to be elected or appointed to the Board, including obtaining resignations of incumbent directors and increasing the size of the Board.

The Merger Agreement provides that, in the event BMS’s designees are elected or appointed to the Board, until the Completion of the Merger, the Board will have at least two directors who were directors on the date of the Merger Agreement (“Continuing Directors”).

The Merger Agreement provides that following the election or appointment of BMS’s designees to the Board pursuant to the terms of the Merger Agreement and until the Completion of the Merger, the affirmative vote of a majority of the Continuing Directors shall be required for Medarex to consent: (i) to amend or terminate the Merger Agreement, (ii) to waive any of Medarex’s rights or remedies under the Merger Agreement or (iii) to extend the time for the performance of any the obligations or other acts of BMS or Acquisition Sub.

Collaboration and Co-Promotion Agreement

Medarex and BMS entered into a Collaboration and Co-Promotion Agreement, dated November 7, 2004, and as amended by Amendment No. 1, dated April 25, 2007, thereto, and a related securities purchase agreement (together, the “Collaboration Agreement”), pursuant to which Medarex and BMS each granted the other certain intellectual property licenses and product rights on a worldwide basis in order to enable the parties to collaborate in research and development of certain antibody-based product candidates for the treatment of cancer and other diseases, and, in the event that further development work is successful, to commercialize any resulting products. In particular, the Collaboration Agreement includes a grant by Medarex to BMS of a worldwide license to commercialize ipilimumab, a fully human antibody product developed using Medarex’s UltiMAb® technology, that is antagonistic to cytotoxic T-lymphocyte antigen 4 (CTLA-4). Ipilimumab is currently under investigation for the treatment of a broad range of cancers and other diseases.

Under the terms of the Collaboration Agreement, Medarex has the option to co-promote any product in the U.S. If Medarex exercises a co-promotion option with respect to a product for use in the first cancer indication for which an initial regulatory approval filing is accepted by the FDA, Medarex will have the right and obligation to co-promote such product for use in all cancer indications, even if such indications are the subject of additional filings or approvals, and even if Medarex opted-out of the development of any such indication. Even if Medarex elects to co-promote a product for cancer indications, however, Medarex would need to exercise a separate option to co-promote that product with respect to any indication other than cancer. If Medarex does not exercise its co-promotion option with respect to a product for use in the first cancer indication for which an initial regulatory approval filing is accepted by the FDA, then Medarex will not have the right or obligation to co-promote such product for any cancer indications, unless the filing for that first cancer indication is not approved by the FDA.

Under the terms of the Collaboration Agreement, BMS will be responsible for 65% of all development costs related to clinical trials intended to support regulatory approval in both the United States and the European Union, with the remaining 35% to be paid by Medarex. The parties to the Collaboration Agreement will share equally the costs of any clinical trials of products intended solely for regulatory approval in the United States, and BMS will be fully responsible for all development efforts that relate solely to regulatory approval in the European Union and other parts of the world. Approximately $11.7 million of Medarex’s revenue for the year ended December 31, 2008 represented the reimbursement of 65% of Medarex’s costs associated with the development of ipilimumab. Medarex’s 35% share of the BMS development costs for the year ended December 31, 2008 was approximately $24.2 million. Approximately $2.1 million of Medarex’s revenue for the three month period ended March 31, 2009 represented the reimbursement of 65% of Medarex’s costs associated with the development of ipilimumab. Medarex’s share of the BMS development costs for the three month period ended March 31, 2009 was approximately $9.2 million.

Under the terms of the Collaboration Agreement, Medarex could receive up to $205.0 million from BMS if all regulatory milestones are met, plus up to an additional $275.0 million in sales-related milestones. Medarex will also have the option to co-promote any products in the United States, and, if Medarex elects to exercise this option and has participated in the funding of the applicable Phase 3 clinical trial(s), Medarex will receive 45% of any profits and bear 45% of all losses from commercial sales in the United States. In the event Medarex chooses not to exercise its co-promotion rights, BMS will have exclusive commercial rights in the United States and will pay Medarex royalties on any commercial sales. Outside the United States, BMS will have exclusive commercial rights and will pay Medarex royalties on any commercial sales.

Pursuant to the Collaboration Agreement, BMS made an initial cash payment to Medarex of $25.0 million. In addition, BMS purchased a total of 2,879,223 unregistered Shares at a purchase price equal to $8.6829 per Share for an aggregate purchase price of $25.0 million. The purchase price represented a small premium to the market price for the Shares on the date Medarex entered into the Collaboration Agreement.

The collaboration pursuant to the Collaboration Agreement became effective in January 2005, and unless terminated earlier, will continue with respect to each product until the expiration of the last profit sharing or royalty obligation with respect to such product. BMS, however, may terminate the collaboration under certain conditions, in its entirety, on a country-by-country basis or on a product-by-product basis, resulting in the return of all rights to Medarex with respect to such country and/or product. Either party may terminate the collaboration in the event of certain specified material breaches by the other party. In addition, either party may terminate the other party’s co-promotion rights in the U.S. in the event that such other party fails to satisfy certain performance criteria.

A copy of the agreement and the amendment thereto constituting the Collaboration Agreement have been included as Exhibits (e)(3) and (e)(4), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Medarex Director and Executive Officer Relationships with and Securities Ownership in BMS

Dr. Jules A.Vida is a member of the Board of Directors (the “Board”) of Medarex and has been a director of Medarex since February 1994. From 1975 until his retirement in 1993, Dr. Vida held various positions at BMS and its predecessors. From 1991 to 1993, Dr. Vida was Vice President, Business Development, Licensing and Strategic Planning, and from 1985 to 1991, he was Vice President, Licensing. As of July 23, 2009, to the knowledge of Medarex after making reasonable inquiry, Dr. Vida beneficially owned 4,000 shares of common stock, par value $0.10, of BMS.

Dr. Ronald A. Pepin is Senior Vice President, Business Development of Medarex and joined Medarex in August 2000. Prior to joining Medarex, Dr. Pepin was Executive Director, External Science and Technology at BMS. Dr. Pepin was employed by BMS from March 1990 until July 2000 and was responsible for the licensing of new technologies and establishing research collaborations. As of July 23, 2009, to the knowledge of Medarex after making reasonable inquiry, Dr. Pepin beneficially owned approximately 5,000 shares of common stock, par value $0.10, of BMS.

On July 21, 2009, BMS entered into a retention agreement superseding the existing employment agreement between Medarex and its Senior Vice President and Scientific Director, Dr. Nils Lonberg. This retention agreement, which is conditioned upon the Completion of the Merger, was entered into to secure Dr. Lonberg’s employment with BMS as Senior Vice President in Research and Development following the Completion of the Merger. Under the terms of the agreement, Dr. Lonberg will be entitled to certain compensation and benefits if, during the term of the retention agreement, his employment with Medarex is terminated (i) by BMS other than for “Cause” or (ii) by Dr. Lonberg for “Good Reason.” Additionally, upon commencing employment with BMS, Dr. Lonberg will receive a grant of BMS restricted stock units that will vest in equal annual installments over the four-year period following the Completion of the Merger, contingent upon Dr. Lonberg’s continued employment with BMS during such period.

Medarex understands that BMS is also presently discussing entering into retention agreements with certain other executives of Medarex.

Arrangements between Medarex and its Executive Officers, Directors and Affiliates

Medarex’s executive officers and the members of the Board may be deemed to have certain interests in the Contemplated Transactions, including the Offer and the Merger, that may be different from or in addition to those of Medarex’s shareholders generally. These interests may create potential conflicts of interest. The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Contemplated Transactions.

For further information with respect to the arrangements between Medarex and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, which is incorporated in its entirety herein, under the headings “Certain Relationships and Related Persons Transactions”; “2008 Non-Employee Director Compensation”; “2008 Director Compensation Table”; “Securities Ownership of Management and Certain Beneficial Owners”; “Compensation Discussion and Analysis”; “Summary Compensation Table for 2008, 2007 and 2006”; “Grants of Plan-Based Awards in 2008”; “Outstanding Equity Awards at December 31, 2008”; and “Payments Upon a Termination Without Cause or Resignation for Good Reason in Connection with a Change in Control.”

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of Medarex who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Offer Price on the same terms and conditions as the other shareholders of Medarex. As of July 24, 2009, the directors and executive officers of Medarex beneficially owned, in the aggregate, 5,882,673 Shares, excluding Shares subject to exercise of Options, settlement of Restricted Stock Units and vesting of Restricted Shares (as discussed, and such capitalized terms as defined, below). If the directors and executive officers were to tender all 5,882,673 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Acquisition Sub, then the directors and executive officers would receive an aggregate of $94,122,768 in cash pursuant to tenders into the Offer. The beneficial ownership of Shares of each director and executive officer is further described in the Information Statement under the heading “Securities Ownership of Management and Certain Beneficial Owners.”

Medarex Stock Options

Under the Merger Agreement, Medarex agreed to cause each unexercised Company Stock Options (as defined in the Merger Agreement and referred to herein as an “Option”), whether vested or unvested, that is outstanding immediately prior to the Completion of the Merger to be cancelled. The holders of each such Option will become entitled to receive an amount in cash equal to the product of (a) the excess, if any, of the amount of the Offer Price over the exercise price per Share subject to such Option and (b) the number of Shares subject to such Option, immediately prior to the Completion of the Merger, without interest and less any required withholding taxes (such amount, the “Option Spread Value”). The Option Spread Value will be paid to each holder of an Option as soon as practicable after the Completion of the Merger. If the exercise price of any Option equals or exceeds the amount of the Offer Price, such Option will be cancelled as of the Completion of the Merger without payment of additional consideration, and all rights with respect to such Option will terminate as of the Completion of the Merger.

The table below sets forth information regarding the Options held by Medarex’s directors and executive officers as of July 24, 2009 having an exercise price per Share less than $16.00 that would be cancelled and exchanged immediately prior to the Completion of the Merger into the right to receive the Option Spread Value, assuming that the Completion of the Merger occurred on July 24, 2009 for illustrative purposes of determining the number of unvested Options.

	Vested Options		Unvested Options
	to be Converted to the		to be Converted to the
	Option Spread Value		Option Spread Value
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
Name	Shares	per Share	Shares	per Share

Howard H. Pien	400,834	$13.46	639,166	$8.19
Christian S. Schade	1,173,333	8.27	246,667	6.17
Dr. Nils Lonberg	1,330,833	8.04	311,167	8.29
Dr. Geoffrey M. Nichol	799,583	8.01	275,417	7.94
Ursula B. Bartels	57,800	11.68	267,000	8.89
Dr. Ronald A. Pepin	499,183	9.75	132,617	8.48
Deanna Dietl	83,510	7.40	49,700	5.84
Patricia M. Danzon, Ph.D.	66,000	9.75	18,000	3.72
Robert C. Dinerstein	66,000	11.11	18,000	3.72
Abhijeet J. Lele	66,000	11.11	18,000	3.72
Marc Rubin, M.D.	48,000	10.82	18,000	3.72
Ronald J. Saldarini, Ph.D.	100,000	8.59	18,000	3.72
Charles R. Schaller	100,000	8.59	18,000	3.72
Julius A. Vida, Ph.D.	102,500	8.61	18,000	3.72

The table below sets forth the Option Spread Value of the Options held by Medarex’s directors and executive officers, as of July 24, 2009, that will be paid following the Completion of the Merger, assuming that the Completion of Merger occurred on July 24, 2009 for illustrative purposes of determining the number of unvested Options.

	Option Spread Value	Option Spread Value	Total
	from Vested	from Unvested	Option Spread
Name	Options	Options	Value

Howard H. Pien	$1,016,447	$4,994,103	$6,010,550
Christian S. Schade	9,066,638	2,423,512	11,490,150
Dr. Nils Lonberg	10,599,490	2,400,000	12,999,490
Dr. Geoffrey M. Nichol	6,389,206	2,220,969	8,610,175
Ursula B. Bartels	249,843	1,898,937	2,148,780
Dr. Ronald A. Pepin	3,119,364	996,892	4,116,256
Deanna Dietl	719,847	504,732	1,224,579
Patricia M. Danzon, Ph.D.	412,350	221,040	633,390
Robert C. Dinerstein	322,800	221,040	543,840
Abhijeet J. Lele	322,800	221,040	543,840
Marc Rubin, M.D.	248,670	221,040	469,710
Ronald J. Saldarini, Ph.D.	741,217	221,040	962,257
Charles R. Schaller	741,217	221,040	962,257
Julius A. Vida, Ph.D.	757,155	221,040	978,195

Medarex Restricted Stock Units

Under the Merger Agreement, Medarex agreed to cause all Company RSUs (as defined in the Merger Agreement and referred to herein as “Restricted Stock Units”) outstanding immediately prior to the Completion of the Merger to be cancelled. Restricted Stock Units include Career Deferred Stock Units (“CDSUs”), which are granted to each Medarex director annually and are not distributed until such director retires from the Board. The holders of such Restricted Stock Units will become entitled to receive an amount in cash equal to the product of (a) the amount of the Offer Price and (b) the number of Shares subject to such Restricted Stock Unit, without interest and less any required withholding taxes (such amount, the “Restricted Stock Unit Value”), which amount is payable to each holder as soon as practicable after the Completion of the Merger. The table below sets forth the gross Restricted Stock Unit Value of Restricted Stock Units held by Medarex’s directors and executive officers, as of July 24, 2009, that will be paid following the Completion of the Merger, assuming for illustrative purposes that the Completion of the Merger occurred on July 24, 2009.

	Value of Vested	Value of
	but Unpaid	Unvested	Total
Name	RSUs	RSUs	RSU Value

Howard H. Pien	$2,822,208	$3,135,552	$5,957,760
Christian S. Schade	794,368	1,331,808	2,126,176
Dr. Nils Lonberg	197,664	1,232,240	1,429,904
Dr. Geoffrey M. Nichol	838,032	1,170,784	2,008,816
Ursula B. Bartels	738,624	798,256	1,536,880
Dr. Ronald A. Pepin	239,936	509,712	749,648
Deanna Dietl	—	—	—
Patricia M. Danzon, Ph.D.	50,576	107,536	158,112
Robert C. Dinerstein	50,576	107,536	158,112
Abhijeet J. Lele	50,576	107,536	158,112
Marc Rubin, M.D.	50,576	107,536	158,112
Ronald J. Saldarini, Ph.D.	50,576	107,536	158,112
Charles R. Schaller	50,576	107,536	158,112
Julius A. Vida, Ph.D.	50,576	107,536	158,112

Medarex Restricted Shares

All restricted Shares (referred to herein as “Restricted Shares”) outstanding immediately prior to the Completion of the Merger will vest in accordance with their terms at such time. Such Restricted Shares will be exchanged for an amount in cash equal to the product of (a) the amount of the Offer Price and (b) the number of shares of Restricted Shares, without interest and less any required withholding taxes (such amount, the “Restricted Share Value”). The table below sets forth the gross Restricted Share Value of Restricted Shares held by Medarex’s directors and executive officers, as of July 24, 2009, that will be paid following the Completion of the Merger, assuming for illustrative purposes that the Completion of the Merger occurred on July 24, 2009.

Total Value of
Name	Restricted Shares

Howard H. Pien	$2,600,000
Christian S. Schade	1,040,000
Ursula B. Bartels	240,000

Employee Stock Purchase Plan

Under Medarex’s Employee Stock Purchase Plan, as amended (the “ESPP”), participants are permitted to purchase Shares at a discount on certain dates through payroll deductions within a pre-determined purchase period. Employee directors and executive officers of Medarex are eligible to participate in the ESPP. Ms. Bartels is the only such person who currently participates in the ESPP. Pursuant to the Merger Agreement, Medarex has agreed to, among other things, limit participation in the ESPP to those employees who were participants as of the date of the

Merger Agreement and prohibit, after the date of the Merger Agreement, increases in the rate of payroll deductions or purchase elections by participants in the ESPP. Pursuant to the Merger Agreement, each purchase right outstanding immediately prior to the Completion of the Merger under the ESPP will be automatically exercised to purchase Shares at the applicable price determined under the terms of the ESPP, if such time occurs prior to the first purchase date under the ESPP that follows the date of the Merger Agreement. Subsequent to the purchase, the ESPP will be terminated.

Section 16 Matters

Pursuant to the Merger Agreement, Medarex has agreed to take all reasonable steps as may be required to cause the treatment of the Options and the Restricted Stock Units and any other dispositions of Medarex equity securities (including derivative securities) in connection with the Merger Agreement by each individual who is a director or executive officer of Medarex subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Employment Agreements with Medarex

Medarex is a party to employment agreements or arrangements with each of its executive officers. As described below, such employment agreements or arrangements provide for benefits that will be paid in the event of a “Change in Control” (as defined in such employment agreements) of Medarex. The consummation of the Contemplated Transactions will constitute a Change in Control under these agreements and arrangements and therefore could trigger the payment of benefits described below. Options, Restricted Stock Units and Restricted Shares held by such executive officers will be subject to the terms of the Merger Agreement and the applicable equity plan document, as the case may be, as described in this Item 3 under the captions “Medarex Stock Options” and “Medarex Restricted Stock Units” and “Medarex Restricted Shares”, respectively.

In June 2007, Medarex entered into an employment agreement with Mr. Pien, which has an initial term of three years and renews automatically thereafter for one-year terms unless terminated upon prior written notice by either Medarex or Mr. Pien (as amended, “Mr. Pien’s Agreement”). Medarex also has one-year employment agreements with Mr. Schade, Ms. Bartels and Drs. Lonberg and Nichol (each, as amended, a “SVP Agreement” and, as well as Mr. Pien’s Agreement, an “Executive Employment Agreement”) which renew automatically each January for one-year periods unless terminated upon prior written notice by either party.

Under the terms of each Executive Employment Agreement, in the event of a Change in Control of Medarex, if (i) Medarex or the successor entity terminates the executive’s employment other than for “Cause” (as defined in such Executive Employment Agreements) or, (ii) the executive terminates for “Good Reason” (as defined in such Executive Employment Agreements), in either case, within 24 months after such Change in Control, the executive will receive a lump sum severance payment equal to two years of base salary, two years of annual cash award, a prorated annual cash award for the year of termination, two years of company-paid premiums for continued health insurance coverage and the accelerated vesting of all unvested equity awards. In the event such a termination occurs within one month prior to a Change in Control, then the executive will receive the same amount of payments and benefits, but severance will be payable over a two-year period following the Change in Control, to comply with the requirements of Section 409A of the Internal Revenue Code.

Under the terms of each Executive Employment Agreement, the executive is also entitled to a gross-up payment on any excise taxes imposed by Section 280G and Section 4999 of the Internal Revenue Code or other interest or penalties incurred on any payment, acceleration of Option vesting, restricted shares or other equity award or other benefit made or provided to the executive in connection with such termination, if such payments and benefits exceed 110% of the greatest amount that could be paid to the executive without giving rise to any such excise tax.

In addition, Mr. Pien’s Agreement provides that, in the event of a Change in Control, if certain Options held by him (specifically, his initial grant of 500,000 Options and any subsequent annual Option awards) are not assumed or substituted in connection with the Change in Control, such Options will be cancelled in exchange for a cash payment based on the difference between the per share consideration to be paid in the transaction and the exercise price per share of such cancelled options.

In December 2008, Medarex entered into an employment agreement with Dr. Pepin for a one-year employment period (the “Pepin Agreement”). The Pepin Agreement provides that, upon the termination of Dr. Pepin’s employment by Medarex without cause or by Dr. Pepin for good reason, in either case within 12 months following a change of control prior to January 10, 2010, Dr. Pepin will receive, subject to the execution and non-revocation of a release, a lump sum severance payment equal to 1.5 years of each of base salary, annual cash award and company-paid premiums for continued health insurance coverage.

As a participant in the Medarex, Inc. Change in Control Severance Benefit Plan established effective March 7, 2008, and as amended by Amendment No. 1 thereto effective as of December 31, 2008 (collectively, the “Change in Control Severance Benefit Plan”), if Ms. Dietl’s employment is terminated by her for good reason or by Medarex without cause within 12 months of a Change in Control, she is entitled to a similar benefit, equal to 12 months of each of base salary, annual cash award and continued health insurance coverage. In the event of a Change in Control, the terms of Medarex’s equity plans and related documentation, as discussed above, entitle Dr. Pepin and Ms. Dietl to the acceleration of all unvested equity awards.

Further information relating to severance payments or Change in Control payments pursuant to the Executive Employment Agreements is set forth in the Information Statement under the caption “Executive Compensation — Potential Payments Upon a Termination or Change of Control.” In addition, copies of the Executive Employment Agreements, the Pepin Agreement and the Change in Control Severance Benefit Plan are filed as Exhibits (e)(8)-(18) hereto and are incorporated herein by reference.

Other Arrangements Concerning Executive Officers and Continuing Employees

Under the Merger Agreement, upon the Completion of the Merger, if Dr. Pepin and Ms. Dietl are employed by the successor entity through December 31, 2009, then each such executive officer shall be entitled to his or her respective bonus, subject to performance standards consistent with Medarex’s past practice but as reasonably determined by BMS, determined using a percentage not less than the 2008 target bonus percentage for such executive officer, and such percentage will be applied to such employee’s 2009 base salary. The Merger Agreement also provides that, after the Completion of the Merger, if BMS or any of its subsidiaries (including the successor entity) terminates the employment of Dr. Pepin and Ms. Dietl (other than for cause) prior to December 31, 2009, then BMS shall pay any such terminated executive officer a bonus determined as described above, but pro rated for the number of months worked in 2009, including the month in which termination occurs.

Summary of Certain Benefits Payable in Connection with the Contemplated Transactions

The table below contains an estimate of the value of certain material payments and benefits payable, in connection with the Contemplated Transactions, to Medarex’s executive officers, directors and affiliates. The table excludes, among other things, payments that may be made for (i) outstanding Shares that are tendered for purchase pursuant to the Offer, (ii) the Option Spread Value for Options that are estimated to be vested on July 24, 2009, an illustrative date of the Completion of the Merger and (iii) the Restricted Stock Unit value for Restricted Stock Units that are estimated to be vested on July 24, 2009, an illustrative date of the Completion of the Merger. Amounts shown in the table are estimates and assume, among other things, that each executive officer or director of Medarex will have a qualifying termination of his or her employment on September 30, 2009, after Completion of the Merger. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the Merger Agreement or the related agreement, plan or arrangement, as applicable, and may materially differ from these estimates.

		Severance		Restricted
	Severance	(for annual	Stock Option	Stock and RSU	Healthcare	280G
Name	(for base salary)	cash award)	Acceleration	Acceleration	Premiums	Gross-up

Howard H. Pien	$1,500,000	$2,062,500	$4,994,103	$5,735,552	$39,545	$2,981,185
Christian S. Schade	1,039,000	914,375	2,359,969	2,371,808	39,545	1,373,090
Dr. Nils Lonberg	828,000	528,275	2,336,456	1,232,240	39,558	901,701
Dr. Geoffrey M. Nichol	828,000	455,400	2,157,425	1,170,784	29,385	—
Ursula B. Bartels	770,000	554,675	1,898,937	1,038,256	22,797	832,355
Dr. Ronald A. Pepin	540,750	216,300	971,473	509,712	24,715	—
Deanna Dietl	282,500	38,572	504,732	—	24,715	—
Patricia M. Danzon, Ph.D.	—	—	221,040	107,536	—	—
Robert C. Dinerstein	—	—	221,040	107,536	—	—
Abhijeet J. Lele	—	—	221,040	107,536	—	—
Marc Rubin, M.D.	—	—	221,040	107,536	—	—
Ronald J. Saldarini, Ph.D.	—	—	221,040	107,536	—	—
Charles R. Schaller	—	—	221,040	107,536	—	—
Julius A. Vida, Ph.D.	—	—	221,040	107,536	—	—

Employee Benefit Matters

The Merger Agreement provides that BMS and its subsidiaries, for one year after the date of the Completion of the Merger, shall provide each person employed by Medarex or its subsidiaries immediately prior to the Completion of the Merger and who remains employed by Medarex or its subsidiaries on or after the Completion of the Merger (“Continuing Employees”) with compensation and benefits (other than equity-based compensation) that are not materially less favorable (taken as a whole) than those provided to the Continuing Employees immediately prior to the Completion of the Merger. The Merger Agreement also provides that BMS shall, solely to the extent BMS makes its employee benefits plans available to Continuing Employees after the Completion of the Merger, give full credit to Continuing Employees for prior service to Medarex or its subsidiaries for determining the eligibility, vesting, benefits levels or accruals for such employees in respect of BMS’s employee benefits plans, except in cases where credit would result in duplication of benefits.

The Merger Agreement also provides that, upon Completion of the Merger, (i) any Continuing Employee employed by the successor entity through December 31, 2009 shall be entitled to a bonus determined using a percentage not less than the 2008 target bonus percentage for such Continuing Employee, and such percentage will be applied to such Continuing Employee’s 2009 base salary, and (ii) any Continuing Employee terminated (other than for cause) by BMS or any of its subsidiaries (including the successor entity) prior to December 31, 2009 shall be entitled to a bonus on the same basis as set out in clause (i) except that the percentage will be applied to such Continuing Employee’s 2009 base salary as pro rated for the number of months worked in 2009, including the month in which termination occurs. The Merger Agreement also provides that, during the 12-month period following the Completion of the Merger, BMS shall honor Medarex’s severance policy in effect as of the date of the Merger Agreement.

Director and Officer Exculpation, Indemnification and Insurance

Medarex is organized under the laws of the State of New Jersey. Section 14A:3-5(2) of the NJBCA provides that a New Jersey corporation has the power to indemnify its directors, officers, employees or agents of the indemnifying corporation or of any constituent corporation absorbed by the indemnifying corporation in a consolidation or merger and any person who is or was a director, officer, trustee, employee, or agent of any enterprise, serving as such at the request of the indemnifying corporation, or of any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent (a “corporate agent”), against his or her expenses and liabilities in connection with any proceeding involving such corporate agent by reason of his or her being or having been a corporate agent if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

Any indemnification under Section 14A:3-5(2) of the NJBCA and, unless ordered by court, under Section 14A:3-5(3), may be made by the corporation only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because the corporate agent met the applicable standard of conduct set forth in Section 14A:3-5(2) or in Section 14A:3-5(3). Unless otherwise provided in the certificate of incorporation or by-laws, such determination shall be made: (a) by the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of directors who were not parties to or otherwise involved in the proceeding; or (b) if such a quorum is not obtainable, or, even if obtainable and such quorum of the board of directors or committee by a majority vote of the disinterested directors so directs, by independent legal counsel, in a written opinion, such counsel to be designated by the board of directors; or (c) by the shareholders if the certificate of incorporation or by-laws or a resolution of the board of directors or of the shareholders so directs.

Expenses incurred by a director, officer, employee or other agent in connection with a proceeding may be, under certain circumstances, paid by the corporation before the final disposition of the proceeding as authorized by the board of directors upon receiving an undertaking by or on behalf of the corporate agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified.

The power to indemnify and pay expenses under the NJBCA does not exclude other rights, including the right to be indemnified against liabilities and expenses incurred in proceedings by or in the right of the corporation, to which a director, officer, employee or other agent of the corporation may be entitled to under a certificate of incorporation, bylaw, agreement, vote of shareholders, or otherwise; provided that no indemnification is permitted to be made to or on behalf of such person if a judgment or other final adjudication adverse to such person establishes that his or her acts or omissions were in breach of his or her duty of loyalty to the corporation or its shareholders, were not in good faith or involved a knowing violation of the law, or resulted in the receipt by such person of an improper personal benefit.

The Restated Certificate of Incorporation and the Amended and Restated By-laws of Medarex require that its officers, directors and other agents be indemnified to the fullest extent permitted under the NJBCA. In addition, the Restated Certificate of Incorporation provides that the personal liability for monetary damages of directors shall be eliminated to the fullest extent permitted by the NJBCA. The NJBCA provides that a director may be relieved of personal liability for breach of any duty owed to the corporation or its shareholders, except for any breach of duty based upon an act or omission in breach of the director’s duty of loyalty, not in good faith or involving a knowing violation of law, or resulting in the receipt by the director of an improper personal benefit.

In addition, Medarex maintains insurance on behalf of its directors and executive officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

Under the Merger Agreement, BMS and Acquisition Sub have agreed that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Completion of the Merger existing as of the date of the Merger Agreement in favor of the current or former directors or officers of Medarex and its subsidiaries (each, an “Indemnified Party”) as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification or other agreements of Medarex (as in effect at the time of the Merger Agreement) shall be assumed by the Surviving Corporation in the Merger, without further action, upon the Completion of the Merger, and shall survive the Merger and shall continue in full force and effect in accordance with their terms. From and after the Completion of the Merger, BMS and the Surviving Corporation shall be jointly and severally liable to pay and perform in a timely manner such indemnification obligations.

Under the Merger Agreement, from the Completion of the Offer through the sixth anniversary of the Completion of the Merger, BMS shall, or shall cause the Surviving Corporation to, cause Medarex’s directors and officers that are insured under Medarex’s current directors’ and officers’ liability insurance policy in effect as of the date of the Merger Agreement (the “Existing D&O Policy”) to be covered by a directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Completion of the Merger on terms with respect to such coverage and amounts no less favorable than those of the Existing D&O Policy. However, in no event shall the aggregate costs of such insurance policies during any one year exceed 250% of the aggregate annual premiums paid by Medarex for the period from July 14, 2008 through July 14, 2009.

Item 4.	The Solicitation or Recommendation.

On July 22, 2009, the Board unanimously, among other things: (i) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Medarex and its shareholders that are unaffiliated with BMS that Medarex enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to Medarex and its shareholders that are unaffiliated with BMS and (iv) recommended that Medarex’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

The Board unanimously recommends that Medarex’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

A copy of the letter to Medarex’s shareholders, dated July 28, 2009, communicating the recommendation of the Board, as well as a joint press release, dated July 22, 2009, issued by Medarex and BMS announcing the Offer, are included as Exhibits (a)(8) and (a)(7) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Offer

Medarex is an independent company in the business of discovery, development and commercialization of fully human antibody-based therapeutic products to address major unmet healthcare needs in the areas of oncology, inflammation, autoimmune disorders and infectious diseases. As part of its business strategy, Medarex has entered into collaboration and licensing agreements with a number of other companies, including BMS.

In November 2004, Medarex and BMS entered into a collaboration and co-promotion agreement pursuant to which, among other things, Medarex granted BMS the right to commercialize ipilimumab, an antibody currently in a broad clinical development program. Under the agreement with BMS, representatives of Medarex and BMS meet regularly to discuss research and development efforts and other matters relating to the collaboration.

At the time of the entering into the agreement, BMS purchased 2,879,223 shares of Medarex’s common stock for $8.6829 per share.

On December 23, 2008, James M. Cornelius, Chairman and Chief Executive Officer of BMS, called Howard H. Pien, President and Chief Executive Officer of Medarex, and discussed the successful collaboration arrangements and BMS’s desire to discuss other potential business arrangements. On December 26, 2008, Mr. Cornelius sent Mr. Pien a letter confirming the conversation.

On February 2, 2009, Mr. Cornelius called Mr. Pien to schedule a meeting between them, which was scheduled for March 16, 2009. On March 9, 2009, Mr. Pien sent Mr. Cornelius an e-mail message in which Mr. Pien indicated that he believed the prospects of Medarex were not reflected in the then-current stock price of Medarex.

On March 16, 2009, Mr. Cornelius informed Mr. Pien of BMS’s interest in making an offer to acquire Medarex. On March 27, Mr. Pien responded that, after discussing BMS’s interest with the Board, he did not believe that it was an appropriate time for Medarex to pursue a business combination transaction, and if BMS made such an offer, the Board would evaluate it against Medarex’s intrinsic value.

By letter dated April 9, 2009, BMS offered to purchase all of the Shares for a price in the range of $9.00 to $10.00 per share in cash. The offer was subject to due diligence, the negotiation and execution of mutually acceptable definitive agreements and approval of BMS’s board of directors. On April 24, 2009, by telephone, Mr. Pien informed Mr. Cornelius that the offer was inadequate and did not reflect the intrinsic value of Medarex. Upon the request of BMS, on April 29, 2009, Medarex executed a waiver of the confidentiality provisions under the collaboration agreement to permit BMS to share information relating to ipilimumab with representatives of BMS not involved in the collaboration efforts and with its advisors.

On May 13, 2009, BMS sent Medarex a letter in which it revised its offer to $12.00 in cash for all of the Shares, subject to the same conditions as the original offer. Later on May 13, 2009, representatives of Goldman, Sachs & Co. (“Goldman Sachs”), financial advisors to Medarex, and J.P. Morgan Securities Inc. (“J.P.Morgan”), financial advisors to BMS, discussed BMS’s offer. On May 19, 2009, representatives of J.P.Morgan and, at the request of Medarex, Goldman Sachs, met to discuss the BMS offer and valuations of Medarex, and to confirm that Medarex viewed the $12.00 offer to be inadequate.

Mr. Cornelius called Mr. Pien on May 20, 2009 to propose a revised offer of $11.00 in cash plus contingent payment rights to pay up to $4.00 in cash if Medarex achieved certain milestones relating to ipilimumab. On May 21, 2009, at the request of Medarex, representatives of Goldman Sachs informed representatives of J.P.Morgan that Medarex had concerns with the proposed contingent payment rights and believed that the revised offer was inadequate. The Goldman Sachs representatives also informed J.P.Morgan that BMS would have to indicate that it would be able to offer at least $13.00 in cash and be willing to consider substantially higher values as a condition to Medarex permitting BMS to undertake a due diligence review of Medarex’s confidential information. Later on May 22, 2009, Mr. Cornelius confirmed with Mr. Pien BMS’s willingness to increase its offer to $13.00 in cash and potentially higher after completion of a due diligence review.

On June 2, 2009, Medarex and BMS entered into a non-disclosure agreement. Between June 3 and 15, 2009, Medarex permitted BMS to meet with management of Medarex and to review information relating to certain agreements and intellectual property. On June 15, 2009, Mr. Cornelius called Mr. Pien and sent a confirming letter, offering $13.00 in cash plus a contingent payment right to pay $1.00 if Medarex achieved a certain milestone relating to ipilimumab. Also on June 15, Sandra Leung, BMS’s General Counsel, delivered to Ursula B. Bartels, Medarex’s General Counsel, a draft Merger Agreement.

On June 25, 2009, Mr. Pien called Mr. Cornelius to inform him that the most recent offer was inadequate. Between June 26 and 29, 2009, representatives of Goldman Sachs and J.P.Morgan discussed the status of BMS’s offer and Medarex’s response, and certain provisions of the draft Merger Agreement. On June 29, 2009, J.P.Morgan, acting on behalf of BMS, informed Goldman Sachs that BMS will revise its offer to $15.00 in cash.

Following a meeting of the Board on July 6, 2009, at the request of Medarex, Goldman Sachs informed J.P. Morgan that the Board had found the $15.00 cash offer inadequate, which Mr. Pien confirmed in a call with Mr. Cornelius on July 7, 2009. On July 9, 2009, Mr. Cornelius called Mr. Pien informing him that BMS had revised its offer to $16.00 in cash per share, still subject to the same conditions as the original offer.

From July 10, 2009 through July 22, 2009, representatives of BMS completed their review of Medarex’s business, and representatives of Medarex, Goldman Sachs and Medarex’s counsel and representatives of BMS, J.P.Morgan and BMS’s counsel met to negotiate the terms of the Merger Agreement and related matters.

On July 22, 2009, the Board convened to review the final terms of the Merger Agreement and related issues. At the meeting, the representatives of Covington & Burling LLP, counsel to Medarex, reviewed the changes to the Merger Agreement from the draft previously circulated to the Board, as well as a summary of the final Merger Agreement terms. Also at this meeting, Goldman Sachs reviewed with the Board its financial analysis of the $16.00 per Share consideration and delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated July 22, 2009, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $16.00 per Share in cash to be paid to the holders (other than BMS and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. See Item 4 (“The Solicitation or Recommendation — Opinion of Medarex’s Financial Advisor”). Following further discussion, and after consultation with its financial advisor and counsel, the Board unanimously (i) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Medarex and its shareholders that are unaffiliated with BMS that Medarex enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to Medarex and its shareholders that are unaffiliated with BMS and (iv) recommended that Medarex’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

After the close of business on July 22, 2009, Medarex, BMS and Acquisition Sub executed the Merger Agreement and announced the transaction in a jointly issued press release.

Reasons for Recommendation

In evaluating the Merger Agreement and the Contemplated Transactions, the Board consulted with Medarex’s senior management, Medarex’s outside legal advisor, Covington & Burling LLP, and Medarex’s financial advisor, Goldman, Sachs & Co., in the course of reaching its determination to approve the Merger Agreement, the Offer, the Merger and the Contemplated Transactions and to recommend that Medarex’s shareholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger. The Board considered a number of factors, including the following material factors and benefits of the Offer and Merger, each of which the Board believed supported its recommendation:

•	Medarex’s Business and Financial Condition and Prospects. The Board’s familiarity with the business, operations, prospects, business strategy, properties, assets and financial condition of Medarex, and the certainty of realizing in cash a compelling value for Shares in the Offer compared to the risk and uncertainty associated with the operation of Medarex’s business (including the risk factors set forth in Medarex’s Annual Report on Form 10-K for the year ended December 31, 2008) in a volatile and unpredictable financial environment.

•	Review of Strategic Alternatives. As part of its consideration of the Offer and the Merger, the Board considered other strategic alternatives, including, among others, remaining an independent company and pursuing Medarex’s strategic plan. The Board’s belief, after a review of strategic alternatives and discussions with Medarex’s management and advisors, that the value offered to shareholders in the Offer and the Merger was more favorable to the shareholders of Medarex than the potential value that might have resulted from other strategic opportunities reasonably available to Medarex, including remaining an independent company.

•	Risks of Remaining Independent. The Board’s assessment, after discussions with Medarex’s management and advisors, of the risks of remaining an independent company and pursuing Medarex’s strategic plan, including risks relating to:

•	Obtaining additional debt or equity capital needed to continue operating Medarex as a going concern;

•	the unprecedented volatility of the credit and equity capital markets in recent months;

•	completing Medarex’s current and future clinical trials as necessary to demonstrate the safety and efficacy of ipilimumab for various indications and Medarex’s other product candidates;

•	obtaining regulatory approval from the FDA and other foreign regulatory authorities to market ipilimumab for various indications and Medarex’s other product candidates in the United States and abroad; and

•	maintaining and protecting Medarex’s intellectual property rights.

•	Existing Relationship with BMS. The Board considered the existing relationship with BMS regarding ipilimumab, Medarex’s lead compound, under the Collaboration Agreement and the impact of the relationship on BMS’s knowledge of Medarex and its products and people in undertaking a review and valuation of Medarex.

•	Negotiations with BMS. The course of discussions and negotiations between Medarex and BMS, resulting in six increases totaling $6.00 to $7.00, or approximately 70% to 75%, in the price per Share offered by BMS, and improvements to the terms of the Merger Agreement in connection with those negotiations, and the Board’s belief based on these negotiations that this was the highest price per Share that BMS was willing to pay and that these were the most favorable terms to Medarex to which BMS was willing to agree.

•	Premium to Market Price. The $16.00 price to be paid for each Share represented a 93.2% premium over the closing price of the Shares on July 21, 2009, the last full trading day before the Offer and the Merger were approved by the Board and publicly announced, a 92.4% premium over the average closing price of the Shares for the approximate four-week period prior to July 21, 2009, a 121.1% premium over the average closing price of the Shares for the approximate three-month period prior to July 21, 2009 and a 157.3% premium over the average closing price of the Shares for the approximate six-month period prior to July 21, 2009.

•	Opinion of Goldman Sachs. The opinion of Goldman Sachs, delivered on July 22, 2009 and subsequently confirmed in writing, to the Board, to the effect that, based on and subject to the various assumptions and limitations set forth in the written opinion and as of such date, the $16.00 per Share in cash to be paid to the holders (other than BMS and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described below under the caption “Opinion of Medarex’s Financial Advisor.”

•	Likelihood of Completion. The belief of the Board that the Offer and the Merger likely will be completed, based on, among other things, the absence of a financing condition, BMS’s representation that it has sufficient financial resources to pay the aggregate Offer Price and consummate the Merger, the limited number of conditions to the Offer and the Merger, BMS’s extensive prior experience in completing acquisitions of other companies and the relative likelihood of obtaining required regulatory approvals for the Contemplated Transactions and the terms of the Merger Agreement regarding the obligations of both companies to pursue such approvals.

•	Tender Offer Structure. The fact that the transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to Medarex’s shareholders, on a prompt basis, reducing the period of uncertainty during the pendency of the transaction on shareholders, employees and partners, with a second-step Merger in which shareholders who do not tender their Shares in the Offer will receive the same cash Offer Price as paid in the Offer.

•	Extension of Offer. The fact that, subject to rights to terminate, Acquisition Sub will be required to extend the Offer, at Medarex’s request, beyond the initial expiration date of the Offer if the conditions to the completion of the Offer are not satisfied as of such date.

•	Cash Consideration. The form of consideration to be paid to holders of Shares in the Offer and Merger is cash, which will provide certainty of value and liquidity to Medarex’s shareholders.

•	Terms of the Merger Agreement. The terms of the Merger Agreement, including the ability of Medarex, under certain circumstances specified in the Merger Agreement and prior to Completion of the Offer, to furnish information to and engage in discussions or negotiations with a third party that makes an unsolicited bona fide written proposal for an acquisition transaction.

•	Ability to Withdraw or Change Recommendation. The Board’s ability under the Merger Agreement to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior offer, subject to payment of a termination fee of $70,800,000.

•	Reasonableness of Termination Fee. The termination fee payable by Medarex to BMS in the event of certain termination events under the Merger Agreement and the Board’s determination that the termination fee is within the customary range of termination fees for transactions of this type.

The Board also considered a variety of uncertainties and risks in its deliberations concerning the Merger Agreement and the Contemplated Transactions, including the Offer and the Merger, including the following:

•	No Shareholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction will prevent shareholders from being able to participate in any future earnings or growth of Medarex, or the combined company, and shareholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if Medarex engages in future strategic or other transactions or as a result of the improvements to Medarex’s operations.

•	Taxable Consideration. The gains from the Contemplated Transactions would be taxable to Medarex shareholders for federal income tax purposes.

•	Effect of Public Announcement. The effect of a public announcement of the Merger Agreement on Medarex’s operations, stock price, customers and employees and its ability to attract and retain key management, scientific, research and sales personnel.

•	Effect of Failure to Complete Transactions. If the Offer and the Merger and other Contemplated Transactions are not consummated, the trading price of the Shares could be adversely affected, Medarex will have incurred significant transaction and opportunity costs attempting to consummate the transactions, Medarex may have lost customers, suppliers, business partners and employees after the announcement of the Merger Agreement, Medarex’s business may be subject to disruption, the market’s perceptions of Medarex’s prospects could be adversely affected and Medarex’s directors, officers and other employees will have expended considerable time and effort to consummate the transactions.

•	Interim Restrictions on Business. The restrictions in the Merger Agreement on the conduct of Medarex’s business prior to the consummation of the Merger, requiring Medarex to operate its business in the ordinary course of business and subject to other restrictions, other than with the consent of BMS, may delay or prevent Medarex from undertaking business opportunities that could arise prior to the consummation of the Offer or the Merger

•	Restrictions on Soliciting Proposals; Termination Fee. The restrictions in the Merger Agreement on the active solicitation of competing proposals and the requirement, under the Merger Agreement, that Medarex pay a termination fee of $70,800,000 if the Merger Agreement is terminated in certain circumstances, which fee may deter third parties from making a competing offer for Medarex prior to the consummation of the Offer and could impact Medarex’s ability to engage in another transaction for up to one year if the Merger Agreement is terminated in certain circumstances.

•	Appraisal Rights. The Board considered that Medarex shareholders are not entitled to assert appraisal rights in connection with the Merger under the NJBCA.

•	Potential Conflicts of Interest. The executive officers and directors of Medarex may have interests in Contemplated Transactions, including the Offer and the Merger, that are different from, or in addition to, those of Medarex’s shareholders. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”).

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of Merger Agreement and the Contemplated Transactions, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Rather, the Board viewed its determinations and recommendations as being based on the totality of information and factors presented to and considered by the Board. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

Opinion of Medarex’s Financial Advisor

Goldman Sachs rendered its opinion to the Board that, as of July 22, 2009 and based upon and subject to the factors and assumptions set forth therein, the $16.00 per Share in cash to be paid to the holders (other than BMS and its affiliates) of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated July 22, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Contemplated Transactions. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such holder’s Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of Medarex for the five fiscal years ended December 31, 2008;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Medarex;

•	certain other communications from Medarex to its shareholders;

•	certain publicly available research analyst reports for Medarex; and

•	certain internal financial analyses and forecasts for Medarex prepared by its management, as approved for Goldman Sachs’ use by Medarex.

Goldman Sachs also held discussions with members of the senior management of Medarex regarding their assessment of the past and current business operations, financial condition and future prospects of Medarex. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for Medarex with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the biotechnology industry and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, and Goldman Sachs does not assume any liability for any such information. In that regard, Goldman Sachs assumed, with Medarex’s consent, that the internal financial analyses and forecasts for Medarex prepared by its management were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Medarex. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Medarex or any of its subsidiaries, nor was any such evaluation or appraisal of the assets or liabilities of Medarex or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Contemplated Transactions will be obtained without any adverse effect on the expected benefits of the Contemplated Transactions in any way meaningful to its analysis. Goldman Sachs also assumed that the Contemplated Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. Goldman Sachs’ opinion does not express any opinion as to the impact of the Contemplated Transactions on the solvency or viability of Medarex or BMS or the ability of Medarex or BMS to pay its obligations when they come due, and its opinion does not address any legal, regulatory, tax or accounting matters.

Goldman Sachs’ opinion does not address the underlying business decision of Medarex to engage in the Contemplated Transactions, or the relative merits of the Contemplated Transactions as compared to any strategic alternatives that may be available to Medarex. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with Medarex. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $16.00 per Share in cash to be paid to the holders (other than BMS and its affiliates) of Shares pursuant to the Merger

Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Contemplated Transactions, including, without limitation, the fairness of the Contemplated Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Medarex; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Medarex, or class of such persons in connection with the Contemplated Transactions, whether relative to the $16.00 per Share in cash to be paid to the holders (other than BMS and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. The advisory services provided by Goldman Sachs and the opinion expressed in Goldman Sachs’ opinion were provided for the information and assistance of the Board in connection with its consideration of the Contemplated Transactions and Goldman Sachs’ opinion does not constitute a recommendation as to whether or not any holder of Shares should tender Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 21, 2009 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis.  Goldman Sachs reviewed the historical trading prices and volumes for Medarex’s common stock for the five-year period ended July 21, 2009. In addition, Goldman Sachs analyzed the consideration to be received by holders of Shares pursuant to the Merger Agreement in relation to the prices of the Shares on July 21, 2009, on selected dates and over selected periods. The following table presents the results of this analysis:

		Premium Based on
Historic Share Price	Spot Share Price	$16.00 Offer

Current Price (as of July 21, 2009)	$8.28	93.2%
Date of Revised $16.00 Offer (July 8, 2009)	8.00	100.0%
1 Week Prior	8.53	87.6%
4 Weeks Prior	8.28	93.2%
3 Months Prior	5.72	179.7%
6 Months Prior	5.72	179.7%
December 31, 2008	5.58	186.7%
52 Week High	10.09	58.6%

		Premium Based on
Trailing Average	Average Price	$16.00 Offer

1 Week	$8.35	91.6%
4 Weeks	8.32	92.4%
3 Months	7.24	121.1%
6 Months	6.22	157.3%
Year to Date (July 21, 2009)	6.14	160.5%
1 Year	6.34	152.2%
3 Year	10.05	59.3%
5 Year	9.86	62.3%

Illustrative Discounted Cash Flow Analysis.  Goldman Sachs performed an illustrative discounted cash flow analysis on Medarex using certain internal financial analyses and forecasts for Medarex prepared by its management and approved for Goldman Sachs’ use by Medarex and assuming, among other things, the use of certain of Medarex’s net operating losses and that short term funding needs would be met by issuances of new equity at share prices increasing at approximately the cost of equity. Goldman Sachs calculated indications of the present value of free cash flows for Medarex for the years 2009 through 2021 using discount rates based on a weighted average cost of capital analysis ranging from 14.0% to 18.0% and discounted to June 30, 2009 using mid-year convention. Goldman Sachs then calculated illustrative terminal values in the year 2021 based on an assumed perpetuity growth rate of 2021 unlevered free cash flow ranging from 0.0% to 2.0%. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 14.0% to 18.0% and discounted to June 30, 2009 using mid-year convention. Goldman Sachs then added the present values of the free cash flows for the years 2009 to 2021 with the present value of the terminal value to arrive at the implied present enterprise value for Medarex. To that Goldman Sachs added the net cash per Medarex’s management’s forecasts and the market value of Medarex’s position in Genmab A/S calculated as of July 21, 2009. The following table presents the results of this analysis, which did not include any sensitivity analysis to Medarex’s management’s forecasts.

Illustrative Per Share Value	$9.93 - $17.60

In addition to the analysis above, Goldman Sachs performed an illustrative sensitivity analysis addressing the impact of various scenarios. These sensitivities were based on changes in Medarex’s management’s assumptions and forecasts regarding (i) alternative outcomes for Medarex’s pipeline, (ii) the individual probabilities of success by stage of development of Medarex’s pipeline and (iii) alternative stock price issuance values. The following table presents the results of this analysis:

	Implied Dollar per Share
Scenario	Impact to Equity Value per Share

Pipeline
MDX-010 Metastatic Melanoma Phase III Failure/FDA Approval	$(2.03	) - $2.40
MDX-010 Adjuvant Melanoma Phase III Failure/FDA Approval	$(1.35	) - $1.36
MDX-010 NSCLC Phase III Failure/FDA Approval	$(0.83	) - $2.30
MDX 1106 Phase II Failure/Success	$(1.66	) - $1.36
MDX 1342 Phase II Failure/Success	$(1.14	) - $0.51
MDX 1411 Phase II Failure/Success	$(0.86	) - $0.77
MDX 1100 Phase II Failure/Success	$(0.85	) - $1.41
Probability Adjustments
Phase I Probability (10%)/10%	$(0.39	) - $0.39
Phase II Probability (10%)/10%	$(1.56	) - $2.14
Phase III Probability (15%)	$(2.33	) - $0.00
FDA Approval Probability (10%)/10%	$(1.75	) - $2.33
Financial Value
Stock Price Issuance: $(2)/$2	$(1.22	) - $0.84

Using cash flow to equity derived from the same underlying forecasts as in the discounted cash flow analysis described above and assuming a terminal net income multiple ranging from 10.0x to 12.0x, Goldman Sachs calculated illustrative per Share values in the year 2021 and discounted to June 30, 2009 using mid-year convention and using discount rates based on a cost of equity analysis ranging from 13.0% to 17.0%. The following table presents the results of this analysis:

Illustrative Per Share Value	$9.21 - $16.86

Sum-of-the-Parts Analysis.  Goldman Sachs performed an illustrative sum-of-the-parts analysis on Medarex’s core assets using certain financial analyses and forecasts for Medarex prepared by its management and approved for Goldman Sachs’ use by Medarex and by applying an illustrative discounted cash flow analysis of Medarex’s management’s forecasts for fiscal years 2009 through 2021 of estimated free cash flows and Medarex’s estimated net operating loss carry-forward, and then adding the implied per Share values resulting from such discounted cash flow analyses to Medarex’s net debt per share based on Medarex’s management’s estimates. Goldman Sachs utilized discount rates ranging from 14.0% to 18.0%. The following table presents the results of this analysis:

Implied Value per Share

MDX-010	$4.44 - $ 5.58
Seven Proprietary Clinical Programs	$4.77 - $ 7.50
New Unidentified Products and Royalties	$(0.26) - $ 1.22
Royalties and Milestones	$3.62 - $ 4.39
Net Operating Losses	$0.44 - $ 0.49
Genmab A/S Equity Stake	$0.56 - $ 0.63
Cash	$2.31 - $ 2.59
Expenses	$(3.63) - $ (3.12)
Dilution from Equity Issuance	$(3.12) - $ (3.00)
Total Equity Value	$10.00 - $15.44

Selected Transactions Analysis.  Goldman Sachs analyzed certain information relating to the following selected transactions in the biotechnology industry since April 2005. These transactions (listed by acquirer / target and date of announcement) were:

•	Johnson & Johnson / Cougar Biotechnology, Inc. (May 2009)

•	Roche Holding Ltd / Genentech, Inc. (March 2009)

•	Gilead Sciences, Inc. / CV Therapeutics, Inc. (March 2009)

•	Eli Lilly and Company / ImClone Systems Incorporated (October 2008)

•	Sanofi-Aventis S.A. / Acambis plc (July 2008)

•	ViroPharma Incorporated / Lev Pharmaceuticals, Inc. (July 2008)

•	Novartis AG / Speedel Holding AG (July 2008)

•	Shire plc / Jerini AG (July 2008)

•	Ipsen, S.A. / Tercica, Inc. (June 2008)

•	GlaxoSmithKline plc / Sirtris Pharmaceuticals, Inc. (April 2008)

•	Takeda Pharmaceutical Company Limited / Millennium Pharmaceuticals, Inc. (April 2008)

•	Eisai Co., Ltd. / MGI PHARMA, INC. (December 2007)

•	Celgene Corporation / Pharmion Corporation (November 2007)

•	AstraZeneca PLC / MedImmune, Inc. (April 2007)

•	Shire plc / New River Pharmaceuticals Inc. (February 2007)

•	Actelion Ltd. / CoTherix, Inc. (November 2006)

•	Genentech, Inc. / Tanox, Inc. (November 2006)

•	Merck & Co., Inc. / Sirna Therapeutics, Inc. (October 2006)

•	Eli Lilly and Company / ICOS Corporation (October 2006)

•	Gilead Sciences, Inc. / Myogen, Inc. (October 2006)

•	Merck KGaA / Serono International SA (September 2006)

•	Genzyme Corporation / AnorMED Inc (August 2006)

•	Novartis AG / NeuTec Pharma ltd (June 2006)

•	AstraZeneca PLC / Cambridge Antibody Technology Group PLC (May 2006)

•	Amgen Inc. / Abgenix, Inc. (December 2005)

•	GlaxoSmithKline plc / ID Biomedical Corporation (September 2005)

•	Novartis AG / Chiron Corporation (September 2005)

•	OSI Pharmaceuticals, Inc. / Eyetech Pharmaceuticals, Inc. (August 2005)

•	Pfizer Inc. / Vicuron Pharmaceuticals Inc. (June 2005)

•	Genzyme Corporation / Bone Care International, Inc. (May 2005)

•	Shire plc / Transkaryotic Therapies, Inc. (April 2005)

For each of the selected transactions, Goldman Sachs calculated and compared the premium represented by the price paid for the target to the closing price per share of the target one day prior to the announcement date and the average closing prices per share of the target four weeks and three months prior to the announcement date. While none of the companies that participated in the selected transactions are directly comparable to Medarex, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Medarex results, market size and product profile. The following table presents the results of this analysis:

	Selected Transactions					Implied Premium at
	Range			Mean	Median	$16.00

Premium to 1 Day Prior	9.7%	-	143.2%	54.4%	49.7%	93.2%
Premium to 4 Week Prior Average	14.5%	-	121.5%	61.1%	55.9%	92.4%
Premium to 3 Month Prior Average	18.1%	-	148.8%	66.8%	65.0%	121.1%

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Medarex or BMS or the Contemplated Transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view of the $16.00 per Share in cash to be paid to the holders (other than BMS and its affiliates) of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Medarex, BMS, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration for the Contemplated Transactions was determined through arms’- length negotiations between Medarex and BMS and was approved by the Board. Goldman Sachs provided advice to Medarex during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Medarex or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Contemplated Transactions.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non - financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, Medarex, BMS and any of their respective affiliates or any currency or commodity that may be involved in the Contemplated Transactions for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to Medarex in connection with, and participated in certain of the negotiations leading to, the Contemplated Transactions. In addition, Goldman Sachs has provided certain investment banking and other financial services to Medarex and its affiliates from time to time, including having acted as solicitation agent with respect to an amendment to the terms of Medarex’s 2.25% Convertible Senior Notes due May 2011 (aggregate principal amount $150,000,000) in October 2006; as placement agent with respect to Medarex’s block trade of shares of common stock of Genmab A/S in February 2007; as sole bookrunner with respect to Medarex’s block trade of shares of common stock of Genmab A/S in January 2008; as sole bookrunner with respect to Medarex’s block trade of shares of common stock of AVANT Immunotherapeutics, Inc. in June 2008; and as sole bookrunner with respect to Medarex’s block trade of shares of common stock of CellDex Therapeutics, Inc. (formerly known as AVANT Immunotherapeutics, Inc.) in June 2009. Goldman Sachs has also provided certain investment banking and other financial services to BMS and its affiliates from time to time, including having acted as joint lead manager with respect to BMS’s self-tender offer for its 5.75% Notes due October 2011 (aggregate principal amount $2,500,000,000) in November 2006; as co-manager with respect to the public offering of BMS’s 4.625% Senior Notes due November 2021 (aggregate principal amount €500,000,000) and 4.375% Senior Notes due November 2016 (aggregate principal amount €500,000,000) in November 2006; as co-manager with respect to the public offering of BMS’s 5.450% Notes due May 2018 (aggregate principal amount $600,000,000) and 6.125% Notes due May 2038 (aggregate principal amount $1,000,000,000) in April 2008; and as counterparty with respect to various derivative transactions entered into by BMS in May and November 2008. Goldman Sachs also may provide investment banking and other financial services to Medarex, BMS and their respective affiliates in the future. In connection with the above-described services Goldman Sachs received, and may receive in the future, compensation.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Contemplated Transactions. Pursuant to a letter agreement dated February 12, 2009, Medarex engaged Goldman Sachs to act as its financial advisor in connection with the Contemplated Transactions. Pursuant to the terms of this engagement letter, Medarex has agreed to pay Goldman Sachs a transaction fee of approximately $21 million, all of which is payable upon consummation of the Contemplated Transactions. In addition, Medarex has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Intent to Tender

To Medarex’s knowledge, after making reasonable inquiry, all of Medarex’s executive officers, directors, affiliates and subsidiaries currently intend to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than Shares for which such holder does not have discretionary authority or holds in a fiduciary or representative capacity).

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Goldman Sachs by Medarex in Item 4 (“The Solicitation or Recommendation — Opinion of Medarex’s Financial Advisor”) is hereby incorporated by reference in this Item 5.

Except as set forth above, neither Medarex nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to security holders of Medarex with respect to the Offer, the Merger or any of the Contemplated Transactions.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with Medarex’s employee benefit plans, no transactions with respect to the Shares have been effected by Medarex or, to the knowledge of Medarex, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days except for the following transactions:

	Date of	Number of	Price per
Identity of Person	Transaction	Shares	Share	Nature of Transaction

Howard H. Pien	July 10, 2009	4,000	$8.38	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Howard H. Pien	July 9, 2009	5,000	$8.27	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Howard H. Pien	July 7, 2009	5,000	$8.06	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Howard H. Pien	July 6, 2009	5,000	$8.24	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Howard H. Pien	July 2, 2009	5,000	$8.51	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Howard H. Pien	July 1, 2009	5,000	$8.39	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Howard H. Pien	June 30, 2009	5,000	$8.33	Open market sale pursuant to a Rule 10b5-1 Trading Plan

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), Medarex is not undertaking and is not engaged in any negotiations in response to the Offer that (a) relate to a tender offer for, or other acquisition of, Shares by Medarex, any of its subsidiaries or any other person or (b) relate to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Medarex or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of Medarex or any of its subsidiaries or (iii) any material change in the present dividend rate or policy, indebtedness or capitalization of Medarex.

In addition, pursuant to (and subject to certain limitations provided in) the Merger Agreement, Medarex has agreed not to, and has agreed not to permit any of its controlled affiliates to, and has agreed not to authorize or permit any of its or its controlled affiliates’ directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives to:

•	solicit, initiate or encourage, or take any other action to knowingly facilitate, any Takeover Proposal (as such term is defined below) or any inquiries or the making of any proposal that could reasonably be expected to lead to a Takeover Proposal;

•	enter into, continue or otherwise participate in any discussions or negotiations regarding any Takeover Proposal or any inquiries or the making of any proposal that could reasonably be expected to lead to a Takeover Proposal;

•	furnish to any person any information with respect to any Takeover Proposal or any inquiries or the making of any proposal that could reasonably be expected to lead to a Takeover Proposal; and

•	otherwise knowingly cooperate in any way with any person with respect to any Takeover Proposal or any inquiries or the making of any proposal that could reasonably be expected to lead to a Takeover Proposal;

In addition, neither the Board nor any committee thereof shall:

•	withdraw or modify in a manner adverse to BMS or Acquisition Sub, or propose publicly to withdraw or modify in a manner adverse to BMS or Acquisition Sub, the approval or recommendation by such Board or any such committee of the Merger Agreement, regarding the Offer or the Merger;

•	approve or recommend, or propose publicly to approve or recommend any Takeover Proposal, or resolve or agree to take any such action; or

•	approve or recommend, or propose publicly to approve, recommend or permit Medarex or any of its affiliates to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or would reasonably be expected to lead to, any Takeover Proposal (other than certain confidentiality agreements expressly permitted pursuant to the Merger Agreement);

As used herein and in the Merger Agreement, a “Takeover Proposal” means any proposal or offer (whether or not in writing) from any person (other than BMS or Acquisition Sub or any of their affiliates) with respect to any (i) merger, consolidation, share exchange, other business combination or similar transaction involving Medarex, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary of Medarex or otherwise), of any business or asset or assets of Medarex or any of its subsidiaries representing 15% or more of the consolidated revenues or assets (determined by reference to book value or fair market value) of Medarex and its subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any person (or the shareholders of any person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the outstanding Shares or of the voting power of Medarex’s capital stock, (iv) transaction in which any person (or the shareholders of any person) acquires, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns, or has the right to acquire beneficial ownership of, 15% or more of the outstanding Shares or of the voting power of Medarex’s capital stock or (v) any combination of the foregoing.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the first paragraph of this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement

The Information Statement on Schedule 14f-1 attached as Annex I is being furnished in connection with the possible designation by BMS of certain persons to be appointed to Medarex’s Board. Such persons, if appointed, will constitute a majority of Medarex’s Board.

Top-Up Option

Subject to the terms and conditions of the Merger Agreement, Medarex has granted Acquisition Sub an irrevocable one-time option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by BMS and its subsidiaries at the time of the exercise of the Top-Up Option, shall constitute one more Share than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares calculated on a fully-diluted basis. The Top-Up Option is exercisable only one time and only for a number of Shares that would not exceed the number of Shares that Medarex is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The obligation of Medarex to issue Top-Up Shares is subject to compliance with all applicable regulatory and stock exchange requirements. The Top-Up Option may be exercised at any one time following the Completion of the Offer and prior to the earlier to occur of the Completion of the Merger and the termination of the Merger Agreement.

State Takeover Laws

Medarex is incorporated under the laws of the State of New Jersey and subject to Sections 14A:10A-4 and -5 of the NJBCA. Such provisions of the NJBCA restrict the ability of certain persons to acquire control of a New Jersey corporation. In general, a New Jersey corporation with its principal executive offices or significant business operations in New Jersey (a “resident domestic corporation”) may not engage in a business combination with an interested stockholder for a period of five years following the interested stockholder’s becoming such unless that business combination is approved by the board of directors of the resident domestic corporation prior to that interested stockholder’s stock acquisition date. An “interested stockholder” is any person (other than the resident domestic corporation or its subsidiary) that (1) is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of the resident domestic corporation, or (2) is an affiliate or associate of that resident domestic corporation who, at any time within the five year period immediately prior to the date in question, was a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding stock of the resident domestic corporation. Covered business combinations include certain mergers, dispositions of assets or shares and recapitalizations.

In addition, after the five-year period a resident domestic corporation may not engage in a business combination with an interested stockholder other than (1) a business combination approved by the board of directors of such corporation prior to the stock acquisition, (2) a business combination approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by such interested stockholder at a meeting for such purpose, or (3) a business combination in which the interested stockholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share paid by such interested stockholder or available in the marketplace.

A covered New Jersey corporation may not opt out of the foregoing provisions. However, in accordance with the cited provisions of the NJBCA, the Board has approved the Merger Agreement and the Contemplated Transactions and has taken all appropriate action so that the restrictions on business combinations set forth in such provisions, with respect to Medarex, will not be applicable to BMS or Acquisition Sub by virtue of such actions.

Short-Form Merger and Vote Required to Approve the Merger

The Board has approved the Merger Agreement and the Contemplated Transactions in accordance with the NJBCA. Section 14A:10-5.1 of the NJBCA provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without any action on the part of the subsidiary. Under Section 14A:10-5.1 of the NJBCA, if Acquisition Sub acquires, pursuant to the Offer or otherwise, including the issuance by Medarex of Shares upon the exercise by Acquisition Sub of the Top-Up Option, at least 90% of the outstanding Shares, Acquisition Sub will effect the Merger after Completion of the Offer without a vote by Medarex’s shareholders (a “Short-Form Merger”). If Acquisition Sub acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of a majority of votes cast by holders of the outstanding Shares will be required under the NJBCA for the approval of the Merger Agreement to effect the Merger. In such case, Medarex will, as promptly as reasonably practicable following the Completion of the Offer, take all action necessary or advisable under applicable law to call, give notice of and hold a meeting of Medarex’s shareholders to vote on the approval of the Merger Agreement.

Antitrust

United States Antitrust Compliance

Under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have been satisfied. These requirements apply to BMS’s and Acquisition Sub’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until both BMS and Medarex file certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division and observe the HSR Act’s notification and waiting periods. The HSR Act provides for an initial 15-calendar day waiting period following receipt of the necessary filings by the FTC and Antitrust Division. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. Medarex filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer on July 27, 2009. BMS is expected to file a Premerger Notification and Report Form with the FTC and Antitrust Division for review in connection with the offer no later than July 28, 2009. The initial waiting period applicable to the purchase of Shares will expire on or about August 12, 2009, prior to the initial expiration date of the Offer unless the waiting period is earlier terminated by the FTC and Antitrust Division or extended by a request from the FTC or Antitrust Division for additional information or documentary material from BMS prior to that time. If, before expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from BMS, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date of BMS’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with BMS’s consent. The FTC or Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time.

At any time before or after the purchase of the Shares by Acquisition Sub, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, the divestiture of the Shares purchased in the Offer or the divestiture of substantial assets of Acquisition Sub, BMS or any of their respective subsidiaries or affiliates. Private parties as well as attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Other Foreign Laws

Medarex and BMS and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer or the Merger. Medarex and BMS are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable pursuant to the terms of the Merger Agreement.

Appraisal Rights

No appraisal rights are available in connection with the Offer. In addition, holders of Shares are not entitled to statutory appraisal rights in connection with the Merger under the NJBCA.

Treatment of Convertible Notes

The 2.25% Convertible Senior Notes due May 15, 2011 that are outstanding immediately prior to the effective time of the Merger shall be treated in accordance with the terms of the Indenture dated as of May 3, 2004, as amended pursuant to the First Supplemental Indenture dated as of October 4, 2006, by and between Medarex and Wilmington Trust Company, as Trustee.

Litigation

On July 23, 2009, a purported shareholder of Medarex named Kenneth Blumberg filed a lawsuit in federal court in New Jersey against the members of the Board, Medarex and BMS. Mr. Blumberg purports to sue on behalf of a class of other shareholders of Medarex. He alleges that the members of the Board breached their fiduciary duties to Medarex’s shareholders in connection with the sale of Medarex, and that Medarex and BMS aided and abetted the purported breaches of fiduciary duties. The complaint seeks to enjoin the Offer, in addition to seeking other relief. Medarex believes that the plaintiff’s allegations lack merit and, if the plaintiff proceeds with the litigation, will contest them vigorously.

Cautionary Note Regarding Forward-Looking Statements.

Certain statements contained in, or incorporated by reference in, this Schedule 14D-9 are forward-looking statements and are subject to a variety of risks and uncertainties. Additionally, words such as “would,” “will,” “intend,” and other similar expressions are forward-looking statements. Such forward-looking statements include the ability of Medarex, Acquisition Sub and BMS to complete the Contemplated Transactions, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this Schedule 14D-9 are based on Medarex’s current expectations, and those made at other times will be based on Medarex’s expectations when the statements are made. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process, the impact of the current economic environment, operating losses and fluctuations in operating results, capital requirements, regulatory review and approval of products, the conduct and timing of clinical trials, commercialization of products, market acceptance of products, product labeling, concentrated customer base, reliance on strategic partnerships and collaborations, uncertainties in drug development, uncertainties regarding intellectual property and other risks detailed from time to time in Medarex’s SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2008. Medarex disclaims any intent or obligation to update these forward-looking statements.

Item 9.	Exhibits.

Exhibit
No.	Description

(a)(1)	Offer to Purchase, dated July 28, 2009.*†
(a)(2)	Letter of Transmittal.*†
(a)(3)	Notice of Guaranteed Delivery (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*†
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(6)	Form of Summary Newspaper Advertisement as published in The Wall Street Journal on July 28, 2009.*
(a)(7)	Joint press release issued by BMS and Medarex on July 22, 2009 (incorporated by reference to the Schedule 14D-9C filed by Medarex on July 23, 2009).
(a)(8)	Letter to shareholders of Medarex, dated July 28, 2009.†
(a)(9)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).
(a)(10)	Opinion of Goldman Sachs to the Board, dated July 22, 2009 (included as Annex II hereto).†
(e)(1)	Agreement and Plan of Merger, dated as of July 22, 2009, among BMS, Acquisition Sub and Medarex (incorporated by reference to Exhibit 2.1 to Medarex’s Current Report on Form 8-K filed on July 23, 2009).
(e)(2)	Second Amendment to Rights Agreement, dated as of July 22, 2009, between Medarex and Continental (incorporated by reference to Exhibit 4.1 to Medarex’s Current Report on Form 8-K filed on July 23, 2009).

Exhibit
No.	Description

(e)(3)	Collaboration and Co-Promotion Agreement, dated November 7, 2004, between Medarex and BMS (incorporated herein by reference to Exhibit 99.1 to Medarex’s Current Report on Form 8-K filed on January 24, 2005).
(e)(4)	Amendment No. 1 to Collaboration and Co-Promotion Agreement, dated April 25, 2007, between Medarex and BMS (incorporated herein by reference to Exhibit 10.2 to Medarex’s Quarterly Report on Form 10-Q filed on August 6, 2007).
(e)(5)	Medarex, Inc. 2002 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.1 to Medarex’s Registration Statement on Form S-8 (File Number 333-91394) filed on June 28, 2002).
(e)(6)	Employment Agreement between Medarex and Dr. Nils Lonberg, dated October 5, 2007 (incorporated herein by reference to Exhibit 99.2 to Medarex’s Current Report on Form 8-K filed on October 12, 2007).
(e)(7)	Employment Agreement between Medarex and Dr. Geoffrey M. Nichol, dated October 5, 2007 (incorporated herein by reference to Exhibit 99.3 to Medarex’s Current Report on Form 8-K filed on October 12, 2007).
(e)(8)	Employment Agreement between Medarex and Ursula B. Bartels, dated October 16, 2007 (incorporated herein by reference to Exhibit 10.33 to Medarex’s Annual Report on Form 10-K filed on February 27, 2008).
(e)(9)	Employment Agreement between Medarex and Christian S. Schade, dated October 5, 2007 (incorporated herein by reference to Exhibit 99.1 to Medarex’s Current Report on Form 8-K filed on October 12, 2007).
(e)(10)	Letter Agreement between Medarex and Howard H. Pien, dated May 16, 2007 (incorporated herein by reference to Exhibit 10.1 to Medarex’s Current Report on Form 8-K filed on May 16, 2007).
(e)(11)	Amendment No. 1 to Employment Agreement between Medarex and Christian S. Schade, effective as of January 1, 2008 (incorporated herein by reference to Exhibit 99.1 to Medarex’s Current Report on Form 8-K filed on January 24, 2008).
(e)(12)	Amendment No. 1 to Employment Agreement between Medarex and Dr. Nils Lonberg, effective as of January 1, 2008 (incorporated herein by reference to Exhibit 99.2 to Medarex’s Current Report on Form 8-K filed on January 24, 2008).
(e)(13)	Amendment No. 1 to Employment Agreement between Medarex and Dr. Geoffrey M. Nichol, effective as of January 1, 2008 (incorporated herein by reference to Exhibit 99.3 to Medarex’s Current Report on Form 8-K filed on January 24, 2008).
(e)(14)	Amendment No. 1 to Employment Agreement between Medarex and Howard H. Pien, effective as of December 31, 2008 (incorporated herein by reference to Exhibit 10.10 to Medarex’s Annual Report on Form 10-K filed on March 2, 2009).
(e)(15)	Form of Amendment No. 2 to SVP Employment Agreements, effective as of December 31, 2008 (incorporated herein by reference to Exhibit 10.11 to Medarex’s Annual Report on Form 10-K filed on March 2, 2009).
(e)(16)	Letter Agreement, dated December 19, 2008, between Medarex and Ronald A. Pepin.
(e)(17)	Medarex, Inc. Change in Control Severance Benefit Plan, effective March 7, 2008.
(e)(18)	Amendment No. 1 to Change in Control Severance Benefit Plan, effective as of December 31, 2008.
(e)(19)	Restated Certificate of Incorporation of Medarex (incorporated herein by reference to Exhibit 3.1 to Medarex’s Quarterly Report on Form 10-Q filed on August 12, 2003).
(e)(20)	Amended and Restated By-Laws of Medarex (incorporated herein by reference to Exhibit 3.1 to Medarex’s Current Report on Form 8-K filed on October 28, 2008).

*	Incorporated by reference to the Schedule TO filed by Acquisition Sub and BMS on July 28, 2009.

†	Included in materials mailed to shareholders of Medarex.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Medarex, Inc

By:	/s/ Howard H. Pien
Name:     Howard H. Pien

Title:	President and Chief Executive Officer

Dated: July 28, 2009

Annex I

MEDAREX, INC.
707 STATE ROAD
PRINCETON, NEW JERSEY 08540

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about July 28, 2009 to holders of record of common stock, par value $0.01 per share, of Medarex, Inc., a New Jersey corporation (“Medarex” or the “Company”), as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Medarex with respect to the tender offer by Puma Acquisition Corporation, a New Jersey corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“BMS”), for all of the issued and outstanding shares of common stock, par value $0.01 per share, of Medarex, including all rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement dated as of May 23, 2001, between Medarex and Continental Stock Transfer & Trust Company, as amended (“Shares”). You are receiving this Information Statement in connection with the possible election of persons designated by BMS to at least a majority of the seats on the Medarex Board of Directors (the “Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of July 22, 2009 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), among BMS, Acquisition Sub and Medarex.

Pursuant to the Merger Agreement, Acquisition Sub commenced a cash tender offer on July 28, 2009 to purchase all of the issued and outstanding Shares that are not already owned by BMS and its subsidiaries at a price of $16.00 per Share (the “Offer Price”), net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated July 28, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The initial expiration date of the Offer is 12:00 midnight, New York City time, on Monday August 24, 2009 (which is the end of the day on August 24, 2009), subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, Acquisition Sub will purchase all Shares validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed with the Schedule 14D-9 to shareholders of Medarex and are filed as exhibits to the Schedule 14D-9 filed by Medarex with the Securities and Exchange Commission (the “SEC”) on July 28, 2009.

The Merger Agreement provides that, upon acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, BMS shall be entitled to designate, from time to time, to serve on the Board, such number of directors as will give BMS representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to the right of BMS described in this paragraph) by (ii) the percentage that (A) the number of Shares owned by BMS and its subsidiaries (including Shares accepted for payment pursuant to the Offer) bears to (B) the number of Shares then outstanding. Medarex has agreed to take, upon BMS’s request, all action requested by BMS necessary to cause BMS’s designees to be elected or appointed to the Board, including obtaining resignations of incumbent directors and increasing the size of the Board. As a result, BMS will have the ability to designate a majority of the Board following the consummation of the Offer.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of BMS’s designees to the Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning BMS and Acquisition Sub’s designees have been furnished to Medarex by BMS, and Medarex assumes no responsibility for the accuracy or completeness of such information.

BMS DESIGNEES

BMS has informed Medarex that it will choose its designees to the Board of Medarex from the executive officers and directors of BMS and/or Acquisition Sub listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to shareholders of Medarex. The information with respect to such individuals in Schedule I to the Offer to Purchase is incorporated herein by reference. BMS has informed Medarex that each of the executive officers and directors of BMS and/or Acquisition Sub listed in Schedule I to the Offer to Purchase who may be chosen has consented to act as a director of Medarex, if so designated.

Based solely on the information set forth in Schedule I to the Offer to Purchase filed by Acquisition Sub, none of the executive officers or directors of BMS and/or Acquisition Sub listed in Schedule I to the Offer to Purchase (1) is currently a director of, or holds any position with, Medarex, or (2) has a familial relationship with any directors or executive officers of Medarex. Medarex has been advised that, to the best knowledge of Acquisition Sub and BMS, except as disclosed in the Offer to Purchase, none of the executive officers or directors of BMS and/or Acquisition Sub listed in Schedule I to the Offer to Purchase beneficially owns any equity securities (or rights to acquire such equity securities) of Medarex and none have been involved in any transactions with Medarex or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

BMS has informed Medarex that, to the best of its knowledge, none of the executive officers or directors of BMS and/or Acquisition Sub listed in Schedule I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that BMS’ and Acquisition Sub’s designees may assume office at any time following the purchase by Acquisition Sub of Shares pursuant to the Offer, which purchase cannot be earlier than August 25, 2009, and that, upon assuming office, BMS’s and Acquisition Sub’s designees will thereafter constitute at least a majority of the Board of Medarex. It is currently not known which of the current directors of Medarex would resign, if any.

CERTAIN INFORMATION CONCERNING MEDAREX

The authorized capital stock of Medarex consists of 200,000,000 Shares, par value $0.01 per Share, and 2,000,000 shares of Preferred Stock, par value $1.00 per share. As of July 24, 2009, a total of 128,952,242 Shares were issued and 128,918,402 Shares were outstanding, and no shares of Preferred Stock were issued and outstanding. The Shares constitute the only class of securities of Medarex that is entitled to vote at a meeting of the shareholders of Medarex. Each Share entitles the record holder to one vote on all matters submitted to a vote of the shareholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The names of the current Medarex directors and executive officers and their ages as of July 24, 2009 are as follows:

			Director of
Name	Age	Position(s)	Company Since

Marc Rubin, M.D.	54	Director	Nov. 2007
		Class I, term expires at the 2012 Annual Meeting
Ronald J. Saldarini, Ph.D.	69	Director	May 2001
		Class I, term expires at the 2012 Annual Meeting
Charles R. Schaller	73	Director	July 1987
		Class I, term expires at the 2012 Annual Meeting
Patricia M. Danzon, Ph.D.	63	Director
		Class II, term expires at the 2011 Annual Meeting
Robert C. Dinerstein	66	Director	Sept. 2006
		Class II, term expires at the 2011 Annual Meeting
Howard H. Pien	51	President and Chief Executive Officer, and Chairman of the Board	June 2007
		Class II, term expires at the 2011 Annual Meeting
Abhijeet J. Lele	43	Director	Sept. 2006
		Class III, term expires at the 2010 Annual Meeting
Julius A. Vida, Ph.D.	81	Director	Feb. 1994
		Class III, term expires at the 2010 Annual Meeting
Christian S. Schade	48	Senior Vice President, Finance and Administration, and Chief Financial Officer
Ursula B. Bartels	51	Senior Vice President, General Counsel and Secretary
Deanna Dietl	36	Vice President, Human Resources
Dr. Nils Lonberg	53	Senior Vice President and Scientific Director
Dr. Geoffrey M. Nichol	54	Senior Vice President, Product Development
Dr. Ronald A. Pepin	54	Senior Vice President, Business Development

Each of the Company’s officers is elected to hold office until his or her successor is chosen or qualified, subject to his or her earlier resignation or removal. Biographical information concerning the directors and executive officers is set forth below:

Marc Rubin, M.D.  Dr. Rubin is a biopharmaceutical consultant and the former President and CEO of Titan Pharmaceuticals, Inc., a biopharmaceutical company publicly traded on the American Stock Exchange. Prior to joining Titan in October 2007, he was Head of Global Research and Development for Bayer Schering Pharma and a member of the Executive Committee of Bayer Healthcare and the Board of Management of Bayer Schering Pharma from June 2006 to January 2007. Prior to his position at Bayer Schering Pharma, from October 2003 through June 2006, Dr. Rubin was a Member of the Executive Board and President of Development for Schering AG, as well as Chairman of Schering Berlin Inc. and President of Berlex Pharmaceuticals, a division of Schering AG. His position included responsibility for three Global Business

Units. Before joining Schering AG, between January 1990 through September 2003, Dr. Rubin held several positions of increasing responsibility at GlaxoSmithKline, including oversight of the development, approval and commercial strategy for numerous programs. In 1983, Dr. Rubin completed his clinical training in internal medicine at The Johns Hopkins Hospital and, in 1986, subspecialty training in both oncology and infectious disease at the National Institutes of Health, where he remained in a senior staff position through 1989. He received his M.D. from Cornell University Medical College and did his undergraduate work at Cornell University.

Ronald J. Saldarini, Ph.D.  Dr. Saldarini has been Medarex’s Lead Independent Director since May 2008 and was President of the global vaccine business of Wyeth Pharmaceuticals from 1986 until his retirement in 1999. After his retirement, he founded Biological Initiatives which provides consulting services to the vaccine / pharmaceutical industry. He is an associate at Naimark & Associates, a healthcare consulting firm, and has served on several committees of the National Academy of Sciences Institute of Medicine. He has also been a committee member of several organizations involved in promoting immunization and vaccine development for infectious disease. He has a B.A. from Drew University and a Ph.D. degree in Biochemistry and Physiology from the University of Kansas.

Charles R. Schaller.  Mr. Schaller was Chairman of the Board from Medarex’s inception until May 18, 1997. Since 1989, Mr. Schaller has been a chemical industry management consultant and, until June 2002, he served as a director of AstroPower, Inc., a formerly publicly traded U.S. manufacturer of photovoltaic products. Mr. Schaller is a graduate of Yale University and is a graduate of the program in management development at Harvard Business School. Mr. Schaller is Chairman of the Board of Celldex Therapeutics, Inc., a publicly traded biopharmaceutical company.

Patricia M. Danzon, Ph.D.  Dr. Danzon has been the Celia Moh Professor, Health Care Management, Insurance and Risk Management at Wharton School of the University of Pennsylvania since 1985. Dr. Danzon also chaired the Health Care Systems Department at the Wharton School from 2004-2007. Prior to that time, Dr. Danzon held academic and research positions at various institutions including the University of Chicago, Stanford University, and Duke University. Dr. Danzon received a B.A. from Oxford University and holds an M.A. and Ph.D. in Economics from the University of Chicago. Dr. Danzon is a member of the Institute of Medicine, a Research Associate at the National Bureau of Economic Research and she also serves on various advisory and editorial boards.

Robert C. Dinerstein.  Mr. Dinerstein is currently Chairman of Crossbow Ventures, Inc. and served as the Global Co-Chair and New York Chair of the Financial Institutions Practice at Greenberg Traurig, LLP, an international law firm from August 2006 through July 2008. Prior to joining Greenberg Traurig, Mr. Dinerstein held various positions at UBS Investment Bank, including Vice Chairman, Americas, and Senior Corporate Counsel (from 2005 to 2006) and Managing Director and Global General Counsel (from 2000 to 2004). Prior to joining UBS in 1991, Mr. Dinerstein was Executive Vice President and General Counsel of Shearson Lehman Brothers. From 1979 through 1987, he was a Vice President and the General Counsel of Citicorp’s Investment Bank. Mr. Dinerstein received a B.A., cum laude, from Harvard University and a J.D. from the University of Michigan. He also is a graduate of the Wharton Executive Development Program.

Howard H. Pien.  Mr. Pien is the Chairman of the Board and Medarex’s President and Chief Executive Officer. Prior to joining Medarex in June 2007, Mr. Pien was the Chairman and Chief Executive Officer and a Director of Chiron Corporation, a biopharmaceutical company involved in three healthcare markets: blood testing, vaccines, and biopharmaceuticals, from April 2003 until Chiron’s merger with Novartis in April 2006. From April 2006 to June 2007, Mr. Pien performed consulting services. He joined Chiron from GlaxoSmithKline, where he held roles in commercial operations and general management, including the positions as head of the international business. Mr. Pien previously held key positions in SmithKline Beecham’s pharmaceuticals business in the United States, the United Kingdom, and North Asia, culminating in his tenure as President, Pharmaceuticals-North America and head of the worldwide pharmaceutical and vaccines businesses. Prior to joining SmithKline Beecham, he worked for six years for Abbott Laboratories and five years for Merck & Co., in positions of sales, market research, licensing and product management. Mr. Pien is a Massachusetts Institute of Technology graduate and received an M.B.A. from Carnegie-Mellon University. Mr. Pien currently serves as a director of ViroPharma Incorporated and Vanda Pharmaceuticals, Inc., each a publicly traded biotechnology company.

Abhijeet J. Lele.  Mr. Lele has been a Managing Director at Investor Capital Group, the wholly owned venture capital arm of Investor AB since April 2009, and has been a Managing Member of EGS Healthcare Capital Partners, or EGS, a venture capital firm that focuses on investments in biopharmaceutical, specialty pharmaceutical and medical device companies since 1998. Prior to joining EGS in 1998, he spent four years in the healthcare practice of McKinsey & Company, and prior to McKinsey & Company, he held various operating positions with Lederle Laboratories, Progenics Pharmaceuticals, Inc. and Clontech Laboratories, Inc. Mr. Lele received an M.A. from Cambridge University and an M.B.A. with distinction from Cornell University. Mr. Lele is a director of three publicly traded medical device companies, CryoCath Technologies Inc., EP MedSystems, Inc., and Stereotaxis, Inc., and is a member of the Research Development Committee of the Juvenile Diabetes Research Foundation.

Julius A. Vida, Ph.D.  Dr. Vida has been a self-employed pharmaceutical consultant with VIDA International Pharmaceutical Consultants since 1993. From 1975 until his retirement in 1993, Dr. Vida held various positions at Bristol-Myers Squibb Company and its predecessors. From 1991 to 1993, Dr. Vida was Vice President, Business Development, Licensing and Strategic Planning, and from 1985 to 1991, he was Vice President, Licensing. Dr. Vida graduated from Peter Pazmany University, Budapest, Hungary, holds an M.S. and a Ph.D. in Organic Chemistry from Carnegie Institute of Technology, was a Postdoctoral Fellow at Harvard University, and holds an M.B.A. from Columbia University. Dr. Vida is also a director of Spectrum Pharmaceuticals, Inc. a publicly traded biopharmaceutical company.

Christian S. Schade is Senior Vice President, Finance and Administration, and Chief Financial Officer. In addition, Mr. Schade is responsible for Technical Operations, as well as Business Development. Mr. Schade joined Medarex in October 2000. Prior to joining Medarex, Mr. Schade was a Managing Director of Merrill Lynch & Co. Mr. Schade was employed by Merrill Lynch from March 1992 until October 2000 and was involved in Merrill Lynch’s international capital markets and corporate funding groups. Mr. Schade is a graduate of Princeton University and received an M.B.A. degree from the Wharton School of the University of Pennsylvania. Mr. Schade is a director of Integra LifeSciences Corporation, a publicly traded medical technology company.

Ursula B. Bartels is Senior Vice President, General Counsel and Secretary. Ms. Bartels joined Medarex in October 2007. Prior to joining Medarex, Ms. Bartels was most recently Vice President, General Counsel and Secretary of Chiron Corporation from August 2004 until April 2006, when it was acquired by Novartis. Prior to joining Chiron, Ms. Bartels served as Senior Vice President, General Counsel and Secretary of Boehringer Ingelheim Corporation from 1999 through August 2004, where she was responsible for all legal, and compliance functions for the US businesses. Before that, she spent 11 years at SmithKline Beecham Corporation (currently GlaxoSmithKline) from 1988 through 1999, serving in various capacities in the legal department, culminating in the position of Vice President and Associate General Counsel, Legal Operations North America. Ms. Bartels is a graduate of Bryn Mawr College and received a J.D. from the University of Virginia.

Deanna Dietl is Vice President of Human Resources. Ms. Dietl assumed this role in March 2009, after serving as Senior Director of Human Resources from July 2005 through February 2009, Director of Human Resources from February 2003 through June 2005 and in various other roles, including Manager of Corporate Development, since joining Medarex in February 1997. Ms. Dietl holds a B.S. in Finance from Rutgers University, School of Business and is currently pursuing an M.B.A. from Rutgers, The State University of New Jersey.

Nils Lonberg, Ph.D. is Senior Vice President and Scientific Director. Dr. Lonberg joined Medarex in October 1997, upon Medarex’s acquisition of Genpharm International, Inc., or GenPharm. Dr. Lonberg joined GenPharm in 1990 as a Senior Scientist and was promoted to Director, Molecular Biology in 1994. Prior to joining GenPharm, Dr. Lonberg was a Post-Doctoral Fellow at Memorial Sloan-Kettering Cancer Center in New York, New York. He received a Ph.D. in Biochemistry and Molecular Biology from Harvard University.

Geoffrey M. Nichol, M.B.Ch.B., M.B.A. is Senior Vice President, Product Development. Dr. Nichol joined Medarex in September 2002. Prior to joining Medarex, Dr. Nichol was with SmithKline Beecham Pharmaceutical (currently GlaxoSmithKline), as a Clinical Research Physician from December 1989 through January 1996. In February 1996, Dr. Nichol joined Novartis Pharmaceuticals as Vice President Pulmonology, Arthritis and HRT in Clinical Research and Development and subsequently led U.S. Medical Affairs and Global Project Management for Novartis. Dr. Nichol received his medical degree from Otago University Medical School in New Zealand and practiced pulmonary/internal medicine in New Zealand, Australia and at the Brompton Hospital and National Heart and Lung Institute in London, England. Dr. Nichol also received an M.B.A. degree from Warwick University in the United Kingdom.

Ronald A. Pepin, Ph.D. is Senior Vice President, Business Development. Dr. Pepin joined Medarex in August 2000 as Vice President, Business Development. Prior to joining Medarex, Dr. Pepin was Executive Director, External Science and Technology at the Bristol-Myers Squibb Company. Dr. Pepin was employed by Bristol-Myers Squibb from March 1990 until July 2000 and was responsible for the licensing of new technologies and establishing research collaborations. Dr. Pepin is a graduate of Tufts University and received a Ph.D. in Molecular Genetics from Georgetown University.

There are no material proceedings in which any director or executive officer of Medarex is a party adverse to Medarex or any of its subsidiaries or has a material interest adverse to Medarex or any of its subsidiaries.

There are no family relationships among the directors and executive officers of Medarex.

CORPORATE GOVERNANCE

Governance Information

Corporate Governance Guidelines

The Board operates pursuant to the Company’s Corporate Governance Guidelines, which address the composition and operation of the Board and include policies regarding meeting conduct, director retirement, Board assessment, director education and succession planning, among other matters. These guidelines can be viewed from Medarex’s website at www.medarex.com/Investor/Corporate.htm and can be obtained, upon request, from Medarex.

Director Independence

As required under The Nasdaq Stock Market, or Nasdaq, listing standards, a majority of the members of a listed company’s Board of Directors must qualify as “independent,” as affirmatively determined by the Board of Directors. The Board periodically consults with the General Counsel of the Company as well as its outside legal counsel to ensure that the Board’s determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of Nasdaq, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and Medarex, its senior management and its independent registered public accounting firm, the Nominating and Corporate Governance Committee of the Board, or the Governance Committee, has determined that all of Medarex’s directors, other than Mr. Pien, are independent directors within the meaning of the applicable Nasdaq listing standards. Mr. Pien, the Company’s President and Chief Executive Officer, or CEO, and Chairman of the Board, is an employee and, therefore, not independent. In determining the independence of non-employee directors, the Governance Committee found that none of these directors had a material or other disqualifying relationship with Medarex, and took into account: Mr. Schaller’s position as Chairman of the Board of Directors of Celldex Therapeutics, Inc., one of Medarex’s former subsidiaries (now a publicly traded company in which Medarex has an approximately 18.7% interest); and Dr. Saldarini’s and Mr. Dinerstein’s respective brokerage accounts with investment banking firms with whom Medarex maintains, or formerly maintained, investment banking relationships. The Board did not believe that any of these factors would interfere with any director’s exercise of independent judgment in carrying out his or her responsibilities as a director.

Lead Independent Director

Medarex’s Corporate Governance Guidelines provide that, if the Chairman of the Board is an employee director, one of the independent directors shall be designated as Lead Independent Director to serve until replaced by the Board. Accordingly, in connection with Mr. Pien’s designation as Chairman of the Board in May 2008, the Board designated Dr. Saldarini to serve as Lead Independent Director. Dr.  Saldarini was re-elected to this position in May 2009. In this role, Dr. Saldarini coordinates the activities of the other independent directors and performs other duties and responsibilities as specified in the Company’s Corporate Governance Guidelines. These duties and responsibilities include, among others:

•	functioning as principal liaison on Board-wide issues between the independent directors and the Chairman;

•	participating in Board meeting agenda planning;

•	presiding over portions of meetings at which the evaluation or compensation of the CEO is presented or discussed;

•	presiding, in the absence of the Chairman, over meetings of the Board; and

•	coordinating the activities of the other independent directors of the Board.

Director Nomination Process

The Company’s Director Nomination Policy describes the procedures for recommending candidates and provides that candidates for the Board should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. Under its charter, the Governance Committee evaluates all such candidates and makes recommendations to the Board. In considering potential candidates, the Governance Committee also considers factors such as whether or not a potential candidate:

•	possesses relevant expertise upon which to be able to offer advice and guidance to management;

•	has sufficient time to devote to affairs of the Company;

•	has demonstrated excellence in his or her field;

•	has the ability to exercise sound business judgment; and

•	has the commitment to rigorously represent the long-term interests of Medarex shareholders.

Candidates for director are reviewed in the context of the current composition of the Board, operating requirements of the Company and the long-term interests of shareholders. In conducting this assessment, the Governance Committee considers diversity, age, skills, and such other factors as it deems appropriate, given current needs of the Company and the current needs of the Board, to maintain a balance of knowledge, experience and capability. In the case of an incumbent director whose term of office is set to expire, the Governance Committee reviews such director’s overall service during his or her term, including the number of meetings attended, level of participation and quality of performance. In the case of a new director candidate, the Governance Committee also determines whether the nominee is independent for purposes of the Nasdaq listing standards.

The Governance Committee will consider director candidates recommended by shareholders in accordance with the Company’s Director Nomination Policy, provided that certain notification requirements are met. Under this policy, to nominate a director, a Medarex shareholder must do so by written notice, in the form specified in the Company’s by-laws, delivered to Medarex or mailed and received by Medarex at its principal business office not less than 60 days (nor more than 90 days) prior to the date of the annual meeting of shareholders. Under this policy, candidates recommended by Medarex shareholders will be evaluated on the same basis as the candidates identified by the Governance Committee. The Governance Committee may also consider whether to support the nomination of any person nominated for election to the Board by a shareholder pursuant to the provisions of the Company’s by-laws relating to shareholder nominations.

During the year prior to the 2009 Annual Meeting, the Governance Committee did not receive a director nomination by a shareholder or a group of shareholders holding more than 5% of Medarex voting stock. In 2008, the Governance Committee engaged Korn Ferry International, an executive search firm, to identify and evaluate nominees for directors. In January 2009, the Governance Committee engaged Egon Zehnder International, Inc., an executive recruitment firm, to identify and evaluate nominees for directors. The Company’s Director Nomination Policy describes the procedures for recommending candidates for director and is available on Medarex’s website at www.medarex.com/Investor/Corporate.htm.

Shareholder Communications with the Board

Shareholders and other interested persons may communicate with members of the Board by either (i) sending an e-mail to boardofdirectors@medarex.com or (ii) sending written correspondence to: Medarex Board of Directors, c/o Office of the General Counsel, Medarex, Inc., 707 State Road, Princeton, New Jersey 08540. The e-mail or mailing envelope must contain a clear notation indicating that the communication is a “Shareholder/Board Communication.” Persons sending such communications are encouraged to identify themselves, so that a response may be provided, if appropriate. In addition, the communication must clearly identify whether or not the author is a shareholder of Medarex and must clearly state whether the intended recipients are all of the members of the Board or just certain specified individual directors. The Company’s General Counsel will review with the Company’s outside legal counsel all correspondence and forward to the Chairman of the Board a summary of the correspondence, or if the Chairman is an employee director, to the lead independent director of the Board. In addition, the Company’s General Counsel will forward copies of any correspondence to the Board if, in the opinion of the General Counsel or outside legal counsel, the correspondence requires the attention of the Board or an individual Board member. A log is maintained by the Company’s General Counsel and any member of the Board may review the log and request a copy of any logged correspondence. Further details and the full text of this process can be found on Medarex’s website at www.medarex.com/Investor/Corporate.htm.

Board and Committee Membership

The business, property and affairs of the Company are managed by or are under the direction of the Board pursuant to New Jersey law and the certificate of incorporation and by-laws of the Company. Members of the Board are kept informed about the Company’s business by the Chairman (who is the President and CEO of Medarex) through discussions with other key members of management, by reviewing briefing materials provided by management and by management’s participation in meetings of the Board and its committees.

The Board is divided into three classes in a manner providing for staggered three-year terms. The Board is currently comprised of eight members. Vacancies on the Board may be filled by shareholder approval at an annual meeting or by the affirmative vote of a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class, including a vacancy created by an increase in the number of directors, shall serve until the next succeeding annual meeting of shareholders and until the director’s successor is elected and qualified or, if sooner, until the director’s death, resignation or removal.

Board Meetings, Attendance of Directors and Other Matters

The Board held nine meetings in 2008. During 2008, each of the directors attended 75% or more of the total meetings of the Board and the respective committees on which he or she served, held during the period for which he or she was a director or committee member. The Company’s independent directors meet in executive sessions at which only independent directors are present after each regularly scheduled Board meeting.

The Board has the express authority to hire its own legal, accounting and other advisors. Recognizing that director attendance at the Company’s annual meeting can provide shareholders with an opportunity to communicate with directors about issues affecting business of the Company, it is Medarex’s policy to actively encourage Medarex’s directors to attend the annual meeting of Medarex shareholders. All of Medarex’s directors then in office attended the 2008 Annual Meeting of Shareholders.

Board Committees

As of December 31, 2008, the Board had three standing committees: Audit Committee; Compensation and Organization Committee; and Nominating and Corporate Governance Committee. The charters for the current standing committees can be found on Medarex’s website at www.medarex.com/Investor/Corporate.htm.

In May 2008, the Board reconstituted the membership of the standing committees. The following two tables provide membership and meeting information for each of the standing Board committees in 2008, both before and after the May 2008 changes in membership:

Standing Committee Information
January 1, 2008 to May 15, 2008

Nominating and
			Compensation and		Corporate
	Audit		Organization		Governance
Director	Committee		Committee		Committee

Patricia M. Danzon				*		*
Robert C. Dinerstein		*				**
Abhijeet J. Lele				**
Howard H. Pien
Marc Rubin
Ronald J. Saldarini		**		*		*
Charles R. Schaller		*
Julius A. Vida						*
Total meetings from January 1, 2008 through May 15, 2008	4		7		4

*	Member

**	Chair

Standing Committee Information
May 16, 2008 to December 31, 2008

Nominating and
			Compensation and		Corporate
	Audit		Organization		Governance
Director	Committee		Committee		Committee

Patricia M. Danzon				*		*
Robert C. Dinerstein				*		**
Abhijeet J. Lele		**		*
Howard H. Pien
Marc Rubin						*
Ronald J. Saldarini		*		**		*
Charles R. Schaller		*
Julius A. Vida						*
Total meetings from May 16, 2008 through December 31, 2008	2		8		6

*	Member

**	Chair

Standing Committee Information
as of July 24, 2009

Nominating and
			Compensation		Corporate
	Audit		and Organization		Governance
Director	Committee		Committee		Committee

Patricia M. Danzon				*		*
Robert C. Dinerstein				*		**
Abhijeet J. Lele
Howard H. Pien
Marc Rubin		*		**		*
Ronald J. Saldarini		**		*		*
Charles R. Schaller		*
Julius A. Vida						*
Total meetings from January 1, 2009 through July 24, 2009.	3		11		5

*	Member

**	Chair

Each of the Board committees has authority to engage outside legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Governance Committee annually reviews the Nasdaq listing standards definition of independence for committee members and has determined that all members of each standing committee are independent within the meaning of the applicable Nasdaq listing standards and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to Medarex. Each standing committee periodically reports to the Board on its actions and recommendations and meets regularly in executive session. The committees also each periodically review their respective charters and assess their own performance. In addition, the Board, through the Governance Committee, conducts an annual review of the role, function, roster and operation of each of its standing committees, as well as an assessment of the Board function and individual Director contribution. Below is a description of each of the standing committees of the Board.

Audit Committee

The Audit Committee, comprised of independent directors, oversees the Company’s corporate accounting and financial reporting process and assists the Board in fulfilling its oversight responsibility to the shareholders and others relating to:

•	The integrity of the Company’s financial statements and the financial reporting process;

•	The Company’s systems of internal accounting and financial controls;

•	The performance of the Company’s independent registered public accounting firm;

•	The annual independent audit of the Company’s financial statements; and

•	The Company’s independent registered public accounting firm’s qualifications and independence.

In connection with this oversight role, the Audit Committee performs several functions, including, among other things:

•	Determining and approving the engagement of the independent registered public accounting firm, including the scope of audit and non-audit services, adequacy of staffing, and the compensation to be paid;

•	Evaluating the qualifications, performance and independence of the independent registered public accounting firm;

•	Discussing with management and the independent registered public accounting firm the adequacy and effectiveness of the Company’s internal controls over financial reporting;

•	Establishing procedures, as required under applicable law, for the receipt, retention and treatment of complaints the Company may receive regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	Reviewing with management and the Company’s auditors significant issues regarding accounting principles and financial statement presentation, including the auditor’s assessment of the quality, not just the acceptability, of accounting principals and the reasonableness of significant judgments and estimates;

•	Reviewing the results of the annual audit and the Company’s financial statements to be included in the Company’s Annual Report on Form 10-K and the review of the Company’s quarterly financial statements for inclusion in the Company’s Quarterly Reports on Form 10-Q; and

•	Resolving any material conflicts or disagreements between management and the Company’s auditors relating to financial reporting and accounting practices and polices.

Under its charter, the Audit Committee must have at least three members, all of whom must satisfy the independence and financial literacy requirements of the Nasdaq listing standards applicable to audit committee members as in effect from time to time. The Board reviews the Nasdaq listing standards definition of independence for Audit Committee members on an annual basis and has determined that all members of the Company’s Audit Committee are independent (as independence is currently defined in Rule 4350(d) of the Nasdaq listing standards and applicable Securities and Exchange Commission, or SEC, rules). Members of the Audit Committee are appointed by the Board, based on recommendations of the Governance Committee.

The Board determined for 2008 that Mr. Lele qualified as an “audit committee financial expert,” as defined in applicable SEC rules. The Board has determined for 2009 that Mr. Saldarini qualifies as an “audit committee financial expert,” as defined in applicable SEC rules. The Board made a qualitative assessment of each of Mr. Lele’s and Dr. Saldarini’s, as applicable, level of knowledge and experience based on a number of factors, including his formal education and professional experience. The Audit Committee operates under a charter, which can be found on Medarex’s website at www.medarex.com/Investor/Corporate.htm. The Audit Committee held six meetings in 2008. Further detail about the role of the Audit Committee may be found in the section entitled “Report of the Audit Committee” below.

Nominating and Corporate Governance Committee

The primary responsibilities of the Governance Committee are to oversee all aspects of the Company’s corporate governance functions on behalf of the Board and identify, evaluate, and recommend qualified candidates to the Board to serve as directors. To fulfill these responsibilities, the Governance Committee has the full power and authority to, among other things:

•	Establish procedures for the assessment of the Board, its committees and its individual members;

•	Propose policies on the size and composition of the Board;

•	Establish criteria for membership on the Board and on Board committees;

•	Review and evaluate the experience and qualifications of members of the Board and the Board as a whole and assess the needs of the Board from time to time;

•	Identify, evaluate and recommend qualified candidates for service on the Board, including any shareholder recommendations;

•	Maintain an orientation program for new directors and a continuing education program for all directors;

•	Evaluate, review and consider whether to recommend to the Board the nomination, upon conclusion of their terms, of existing directors for re-election to the Board;

•	Evaluate at least annually the size, performance, authority, operations, charter and composition of each standing Board committee and the performance of each committee member and recommend to the Board any changes considered appropriate in the size, authority, operations, charter, or composition of each committee;

•	Recommend to the Board the establishment of special committees, as necessary;

•	Consider and periodically assess director independence;

•	Review with management and the Board the adequacy of the Company’s Standards of Integrity and any other Company codes of ethics;

•	Review and approve or disapprove, as the case may be, certain transactions involving conflicts in accordance with the terms of the Company’s Conflict of Interest Policy; and

•	Consult with the Company’s CEO regarding plans for succession to the offices of Medarex’s executive officers and report to Board of the Company, whenever so requested, regarding such consultations.

Under its charter, the Governance Committee must have at least two members, both of whom shall meet the independence requirements of the Nasdaq listing standards applicable to nominating and corporate governance committee members from time to time. All members of the Governance Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The charter of the Governance Committee can be found on Medarex’s website at www.medarex.com/Investor/Corporate.htm. The Governance Committee held 10 meetings in 2008.

Compensation and Organization Committee

The Compensation and Organization Committee of the Board, or the Compensation Committee, acts on behalf of the Board to establish, implement and oversee the Company’s compensation strategy, policies, plans and programs including:

•	The establishment of corporate and individual performance goals and objectives relevant to the compensation of the Company’s executive officers and evaluation of performance in light of these stated goals and objectives;

•	Review and approval of the compensation and other terms of employment or service, including severance and change-in-control arrangements, of the Company’s CEO and other executive officers;

•	Recommend to the Board the structure and detail of Board compensation;

•	Administration of the Company’s equity compensation plans, deferred compensation plans and other similar plans and programs;

•	Review of industry-wide compensation practices to assess the adequacy and competitiveness of the Company’s executive compensation programs as compared to that of peers companies; and

•	Review and discuss with management the disclosures contained in the Company’s “Compensation Discussion and Analysis” for use in any of the Company’s annual reports on Form 10-K, registration statements, proxy or information statements and recommend to the Board the inclusion of such information in these reports and statements.

In January 2007, the Board adopted the Policy and Procedures for the Granting of Stock Options and Other Equity-Based Incentives, or the Equity Grant Procedures, a copy of which can be found on Medarex’s website at www.medarex.com/Investor/Corporate.htm. The Equity Grant Procedures are designed to provide a framework for the administration of Medarex’s equity compensation program that complies with applicable laws and regulations and can be followed consistently by the Company’s personnel. These procedures also provide for the Company’s Chief Financial Officer, or CFO, and General Counsel, on an annual basis, to review the administration of Medarex’s equity compensation program and to provide training for employees, consultants and Board members involved in the program. The Equity Grant Procedures were reviewed and amended most recently in October 2008 and are described in the Compensation Discussion and Analysis, or CD&A, section of this information statement.

Under its charter, the Compensation Committee must have at least three members, all of whom shall meet the independence requirements of the Nasdaq listing standards applicable to compensation committee members from time to time and satisfy both the “outside director” standard within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended from time to time, and the “non-employee director” standard under applicable SEC rules. The charter of the Compensation Committee can be found on Medarex’s website at www.medarex.com/Investor/Corporate.htm. Under its charter, the Compensation Committee may delegate authority to subcommittees, as appropriate, but no such delegation has been made to date. The Compensation Committee held 15 meetings in 2008.

The specific determinations of the Compensation Committee with respect to executive compensation for 2008, as well as the role of executive officers and compensation consultants in the executive compensation process, are described in the CD&A section of this information statement.

Compensation Committee Interlocks and Insider Participation

In 2008, the Compensation Committee consisted of Messrs. Lele and Dinerstein and Drs. Danzon and Saldarini. The Compensation Committee currently consists of Mr. Dinerstein and Drs. Danzon, Rubin and Saldarini. All members of the Compensation Committee are independent directors under the Nasdaq listing standards. No member of the Compensation Committee is currently, or ever has been, an officer or employee of Medarex. No executive officer of Medarex currently serves or has served as a member of the board of directors or a compensation committee of any entity that has or had one or more executive officers who currently serves or who had served in 2008 as a member of the Company’s Board or Compensation Committee.

Report of the Audit Committee as of April 6, 2009

The following report of the Audit Committee was issued on April 6, 2009 does not constitute “soliciting material” and is not deemed “filed” or incorporated by reference into any of Medarex’s other filings under the Securities Act of 1933 or under the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The Audit Committee’s responsibilities are set forth in the Audit Committee Charter, which can be found on Medarex’s website at www.medarex.com/Investor/Corporate.htm. The Audit Committee oversees Medarex’s financial reporting process on behalf of the Board. The Company’s management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the independent registered public accounting firm. It is not the duty of the Audit Committee to plan or conduct audits, to determine that the Company’s financial statements are complete and accurate and in accordance with U.S. generally accepted accounting principles, or GAAP, or to assess the Company’s internal control over financial reporting. The Audit Committee relies, without independent verification, on the information provided by management and on the representations made by management that the financial statements have been prepared with integrity and objectivity, and the opinion of the independent registered public accounting firm that such financial statements have been prepared in conformity with GAAP.

As part of its oversight of the Company’s financial statements, the Audit Committee reviews and discusses with both management and E&Y all annual and quarterly financial statements prior to their issuance.

In this context, the Audit Committee reviewed and discussed the audited financial statements in Medarex’s Annual Report on Form 10-K for the year ended December 31, 2008 and Medarex’s internal control over financial reporting with management and E&Y. Specifically, the Audit Committee reviewed with E&Y their judgments as to the quality, not just the acceptability, of the Company’s accounting principles. The Audit Committee also discussed with E&Y the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T. The Audit Committee has also received the written disclosures and the letter from E&Y required by applicable requirements of the PCAOB and has discussed with E&Y its independence and considered the compatibility of non-audit services with E&Y’s independence and concluded there were no independence issues.

The Audit Committee held six meetings in 2008. The Audit Committee’s meetings include, whenever appropriate, executive sessions with E&Y, without the presence of Medarex’s management, to discuss the results of their examinations, their evaluations of Medarex’s internal controls, and the overall quality and objectivity of the Company’s financial reporting.

In reliance on the reviews and discussions noted above, the Audit Committee recommended to the Board (and the Board approved) that the audited financial statements be included in Medarex’s Annual Report on Form 10-K for the year ended December 31, 2008, for filing with the SEC.

Audit Committee

Abhijeet J. Lele, Chair
Ronald J. Saldarini, Ph.D.
Charles R. Schaller

as of April 6, 2009

2008 Non-Employee Director Compensation

The Company’s non-employee director compensation is determined by the Board, at the recommendation of the Compensation Committee. The total compensation is based on the anticipated time commitment and meeting activity required by Medarex’s independent directors as well as a review of board compensation practices of select peer companies (for a discussion of Medarex’s select peer group, see “Compensation Discussion and Analysis” below). A significant portion of Medarex’s director compensation is in the form of long-term, equity-based components, including initial and annual stock option grants, as well as annual grants of Career Deferred Stock Units, or CDSUs. These equity-based components are designed to align the interests of non-employee directors with those of shareholders. CDSUs, in particular, cannot be sold or transferred until a director no longer serves on the Board. Employee directors do not receive any compensation in connection with their service on the Board. The annual 2008 compensation of Medarex’s non-employee directors consisted of the following components:

Category	2008 Compensation

Board Retainer Payments
• Cash	$25,000
• Career Deferred Stock Units	$25,000
• Annual Stock Option Grant	18,000 Shares
• Initial Stock Option Grant for New Members	30,000 Shares
Chair and Committee Retainer Payments
• Lead Independent Director	$25,000
• Audit Committee Chair	$25,000
• Audit Committee Non-Chair Member	$20,000
• Compensation and Organization Committee Chair	$25,000
• Compensation and Organization Committee Non-Chair Member	$20,000
• Nominating and Corporate Governance Committee Chair	$25,000
• Nominating and Corporate Governance Committee Non-Chair Member	$20,000

On May 15, 2008, the day of the 2008 Annual Meeting of Shareholders, all of Medarex’s non-employee directors (other than Irwin Lerner, who retired from the Board as of such date), were awarded (i) an option to purchase 18,000 Shares at an exercise price of $7.91 (the average of the high and low sales price of Shares on such date) and (ii) 3,161 CDSUs. The numbers of CDSUs granted to each director were obtained by dividing $25,000 by the average of the high and low sales prices of Shares on the grant date. The CDSUs granted in 2008 vested on the first anniversary of the grant date but will only be distributed to grantees upon the earlier of a change of control or their departure from the Board.

During 2008, no director received any compensation for services rendered to Medarex as a director other than as set forth in the table below. Non-employee directors are also reimbursed for meeting expenses and other Board-related activities including conferences and educational activities.

2008 Director Compensation Table

	Fees Earned or	Stock	Option	All Other
Name	Paid in Cash	Awards(1)	Awards(2)(3)	Compensation	Total

Dr. Danzon	$65,000	$15,625	$104,220	—	$184,845
Mr. Dinerstein	70,000	15,625	104,220	—	189,845
Mr. Lele	62,500	15,625	104,220	—	182,345
Mr. Lerner(4)	18,750	—	—	—	18,750
Dr. Rubin	37,500	15,625	104,220	—	157,345
Dr. Saldarini	105,625	15,625	104,220	—	225,470
Mr. Schaller	45,000	15,625	104,220	—	164,845
Dr. Vida	45,000	15,625	104,220	—	164,845

(1)	These amounts do not reflect actual value realized by the recipient. In accordance with SEC rules, this column represents the compensation expense recognized by Medarex for financial statement reporting purposes in 2008 in accordance with FAS 123(R) for 3,161 Career Deferred Stock Units (CDSUs) granted to each of the directors (other than Mr. Lerner) in May 2008. Such CDSUs vested on the first anniversary of the grant date.

(2)	As of December 31, 2008, each of Medarex’s directors listed in this table (other than Mr. Lerner) held the following aggregate number of stock options and CDSUs: Dr. Danzon, Messrs. Dinerstein and Lele: 66,000 stock options and 3,161 CDSUs; Dr. Rubin: 48,000 stock options and 3,161 CDSUs; Dr. Saldarini: 150,000 stock options and 3,161 CDSUs; Mr. Schaller: 146,000 stock options and 3,161 CDSUs; and Dr. Vida: 142,000 stock options and 3,161 CDSUs .

(3)	Represents the grant date fair value of 18,000 stock options granted to each of the directors (other than Mr. Lerner) in May 2008. Such stock options vested over a period of 6 months and accordingly, amounts represent the compensation expense recognized by Medarex for financial statement purposes in 2008 in accordance with FAS 123(R).

(4)	Mr. Lerner retired from the Board effective May 15, 2008; on such date, Mr. Lerner became the Company’s Chairman Emeritus, a non-voting role for which he receives no compensation.

SECURITIES OWNERSHIP AND RELATED MATTERS

Securities Ownership of Management and Certain Beneficial Owners

The following table sets forth certain information regarding beneficial ownership of Shares as of July 24, 2009, by:

•	each Medarex director;

•	each of Medarex’s named executive officers (as defined under Item 402(a)(3) of Regulation S-K);

•	all executive officers and directors of Medarex as a group; and

•	all those known by Medarex based on publicly available records to be beneficial owners of more than 5% of the outstanding Shares.

	Beneficial Ownership(1)
	Number	Percent
Name of Beneficial Owner†	of Shares	of Total

Shareholders of 5% or more
Barclays Global Investors, NA(2)	7,923,958	6.2%
Barclays Global Fund Advisors 400 Howard Street San Francisco, CA 94105
Executive Officers and Directors
Dr. Lonberg(3)	1,438,154	1.1%
Mr. Schade(4)	1,306,976	1.0%
Dr. Nichol(5)	913,303	*
Dr. Pepin(7)	526,123	*
Mr. Pien(6)	680,722	*
Dr. Vida(8)	221,981	*
Mr. Schaller(9)	182,435	*
Dr. Saldarini(10)	153,161	*
Ms. Bartels(11)	103,964	*
Ms. Dietl(12)	97,210	*
Dr. Danzon(13)	69,161	*
Mr. Dinerstein(14)	69,161	*
Mr. Lele(15)	69,161	*
Dr. Rubin(16)	51,161	*
All executive officers, directors and nominees as a group (14 persons)(17)	5,882,673	4.6%

(1)	This table is based upon information supplied by officers, directors and principal shareholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Medarex believes that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 128,918,402 shares outstanding on July 24, 2009, adjusted as required by rules promulgated by the SEC.

(2)	Includes shares issuable upon conversion of Medarex’s convertible notes. Barclays Global Investors, NA has sole voting power with respect to 2,759,725 shares and sole dispositive power with respect to 3,156,118 shares. Barclays Global Fund Advisors has sole voting and dispositive power with respect to 4,767,840 shares.

(3)	Includes 1,291,250 shares issuable pursuant to options exercisable within 60 days of July 24, 2009. Also includes 12,354 restricted stock units.

(4)	Includes 1,223,750 shares issuable pursuant to options exercisable within 60 days of July 24, 2009. Also includes 49,648 restricted stock units.

(5)	Includes 825,000 shares issuable pursuant to options exercisable within 60 days of July 24, 2009. Also includes 52,377 restricted stock units.

(6)	Includes 400,834 shares issuable pursuant to options exercisable within 60 days of July 24, 2009. Also includes 176,388 restricted stock units.

(7)	Includes 503,350 shares issuable pursuant to options exercisable within 60 days of July 24, 2009. Also includes 14,996 restricted stock units.

(8)	Includes 142,000 shares issuable pursuant to options exercisable within 60 days of July 24, 2009 and 3,161 career deferred stock units. Also includes 330 shares held by Dr. Vida’s wife.

(9)	Includes 146,000 shares issuable pursuant to options exercisable within 60 days of July 24, 2009 and 3,161 career deferred stock units.

(10)	Includes 150,000 shares issuable pursuant to options exercisable within 60 days of July 24, 2009 and 3,161 career deferred stock units.

(11)	Includes 57,800 shares issuable pursuant to options exercisable within 60 days of July 24, 2009. Also includes 46,164 restricted stock units.

(12)	Includes 95,424 shares issuable pursuant to options exercisable within 60 days of July 24, 2009.

(13)	Includes 66,000 shares issuable pursuant to options exercisable within 60 days of July 24, 2009 and 3,161 career deferred stock units.

(14)	Includes 66,000 shares issuable pursuant to options exercisable within 60 days of July 24, 2009 and 3,161 career deferred stock units.

(15)	Includes 66,000 shares issuable pursuant to options exercisable within 60 days of July 24, 2009 and 3,161 career deferred stock units.

(16)	Includes 48,000 shares issuable pursuant to options exercisable within 60 days of July 24, 2009 and 3,161 career deferred stock units.

(17)	Includes 5,081,408 shares issuable pursuant to options exercisable within 60 days of July 24, 2009, 351,927 restricted stock units and 22,127 career deferred stock units.

*	Less than 1%.

†	Unless otherwise indicated, the business address of each beneficial owner is Medarex, Inc., 707 State Road, Princeton, New Jersey 08540.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, or the Exchange Act, requires Medarex’s directors and executive officers, and persons who own more than ten percent of a registered class of Medarex’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Shares and other equity securities of Medarex. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish Medarex with copies of all Section 16(a) forms they file.

To the Company’s knowledge, based solely on a review of the copies of such reports furnished to Medarex and written representations that no other reports were required, during the year ended December 31, 2008, all Section 16(a) filing requirements applicable to Medarex’s officers, directors and greater than ten percent beneficial owners were complied with on a timely basis.

Certain Relationships and Related Persons Transactions

For the period beginning January 1, 2008 and ending July 24, 2009, there were no transactions, or currently proposed transactions, in which Medarex was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.

Conflict of Interest Policy

The Company’s Conflict of Interest Policy, or the Conflict Policy, provides a framework for addressing conflict of interest issues that may arise involving transactions in which a member of the Board, one of Medarex’s employees or an employee of one of Medarex’s affiliates, or a family member of a director or employee, may have a direct or indirect financial interest, including, but not limited to, “related-persons transactions.” For purposes of the Conflict Policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Medarex and any “related person” are participants involving a transaction that is required to be disclosed under Item 404 of Regulation S-K. A related person is any executive officer or director, including any of their immediate family members, and any entity owned or controlled by such persons. A copy of the Conflict Policy is available on Medarex’s website at www.medarex.com/Investor/Corporate.htm.

The purpose of the Conflict Policy is not to prohibit a conflict of interest, but instead to (i) involve the Company’s directors and employees in the process of identifying conflict issues, (ii) facilitate internal disclosure and public disclosure when required under the rules and regulations established by the SEC and Nasdaq, and (iii) ensure internal decision-making without conflicts.

Identification and Disclosure.  The Conflict Policy lists criteria to help identify potential conflicts of interest so that Medarex’s directors and employees are generally aware of the types of situations where a potential conflict of interest may exist. It is the responsibility of Medarex’s directors and employees to identify potential conflicts, and if unsure, seek guidance from the Company’s General Counsel. If necessary, the Company’s General Counsel will then consult with the Governance Committee for resolution. The policy provides pre-established guidance for determining whether the facts of a potential issue require Governance Committee review.

Decision-Making.  Once a potential conflict is identified, the Company has procedural guidelines for submitting the underlying conflict to the Governance Committee or the Board for the approval, ratification or rejection of the transaction at issue depending on the nature of the transaction (i.e., whether transaction arose in “the ordinary course of business” or was outside the ordinary course of Medarex’s business) and the individual involved. Certain transactions with “related-persons” must be approved by the Board or the Governance Committee. Additionally, the Company has identified business relationships that are common and clearly give rise to an actual conflict, so these relationships may be avoided in advance. Violation of the Company’s policies will result in disciplinary action being taken. The Company’s General Counsel reports to the Board on any conflicts reviewed by the Governance Committee in accordance with the Conflict Policy.

EXECUTIVE COMPENSATION

Compensation Committee Report as of April 6, 2009

The Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis, or CD&A, contained in the proxy statement filed with the SEC on April 6, 2009 and delivered to Medarex shareholders in connection with the 2009 Annual Meeting. Based on such review and discussion, the Compensation Committee recommended to the Board that the CD&A be included in such proxy statement and incorporated into Medarex’s Annual Report on Form 10-K for the year ended December 31, 2008.

Compensation and Organization Committee

Ronald J. Saldarini, Ph.D., Chair
Patricia M. Danzon, Ph.D.
Robert C. Dinerstein
Abhijeet J. Lele

as of April 6, 2009

Compensation Discussion and Analysis

Objectives of Medarex’s Compensation Program

Medarex’s mission is the discovery, development and commercialization of antibody-based therapeutic products. As an emerging biotechnology company, the quality of the Company’s workforce significantly impacts its success. Medarex face intense competition for executives and other skilled employees from large pharmaceutical companies and strong local biotechnology competitors, all of which aggressively recruit employees. In light of these circumstances, the overall objective of Medarex’s compensation program is to provide a competitive total compensation program to support the Company’s long-term strategic goals of becoming a successful, fully-integrated biotechnology company by attracting, retaining and motivating the highest caliber of executives and employees. Accordingly, the Company’s compensation program for its named executive officers (listed in the Summary Compensation Table below) is designed to meet the following objectives:

•	attract and retain key executives who can directly impact the achievement of Medarex’s mission, corporate goals and strategic objectives;

•	motivate Medarex’s key executives to achieve the Company’s short-term, long-term and strategic performance goals with the ultimate goal of advancing business strategies and commercializing therapeutic products; and

•	align the interests of Medarex’s executives with those of Medarex shareholders and facilitate the creation of shareholder value by rewarding sustained, high-level operating performance and excellence in leadership through the use of equity incentives.

Process for Determining Executive Compensation

Once a year, the Board meets to focus on a comprehensive strategic planning agenda, which includes an examination of alternative corporate strategies. As part of this process, the Company’s corporate strategy and objectives are evaluated and updated, providing a foundation for the proposal and adoption of Medarex’s corporate goals for the upcoming year. In turn, the Company’s CEO works with the executive team to cascade corporate goals and develop departmental (i.e. research, manufacturing, clinical development, business development, finance) performance goals that are consistent with the Company’s corporate strategy and corporate goals. Both the corporate goals and the departmental goals are then reviewed and approved at the start of the year by the Compensation Committee and the full Board. On a regular basis throughout the year the CEO updates the Board on corporate progress against approved goals. At mid-year, the CEO updates the Board on the executives’ individual and their respective departments’ progress against the year’s approved corporate and departmental goals. At year-end, he presents to the Compensation Committee his (i) evaluation of the individual performance of his direct reports, (ii) assessment of corporate performance versus corporate goals for the year, and (iii) resulting recommendations for the executives’ annual incentive cash awards. He also makes recommendations for the coming year for long-term incentive equity awards and base salary adjustments, if any.

In 2008, the Company implemented a new process for Compensation Committee review and approval of the primary components of executive compensation (that is, base salary, annual incentive cash awards and long-term equity awards) during the first 45 days of the calendar year. During this 45-day period, after considering the CEO’s recommendations and assessing the overall performance of Medarex against the prior year’s corporate and departmental goals, as well as each executive’s individual performance in the prior year, the Compensation Committee approves these three components for each executive officer (including the CEO). During this annual review, the Compensation Committee also evaluates and approves corporate and departmental goals, as well as target cash award amounts, for the year. The CEO does not participate in the portion of any Compensation Committee meeting regarding the review of his own performance against goals or the determination of the actual amounts of his compensation.

Since 2007, the Compensation Committee has retained Haigh & Company, a compensation consulting firm, to provide independent and objective analysis, advice and information to the Compensation Committee, including competitive market data using a select peer group (see “Market Benchmarks” below), and recommendations relating to best practices and emerging trends in executive compensation and the implementation of new programs and policies. Haigh & Company reports directly to the Compensation Committee and performs limited services for Medarex with the consent of the Compensation Committee.

Components of Executive Compensation

In 2008, the primary components of the Company’s executive compensation program were (i) base salary, (ii) annual cash incentive awards tied to individual and corporate performance, and (iii) long-term equity incentive compensation. Medarex believes that a significant percentage of executive compensation should be performance-based (see “Mix of Pay” below) and, in 2008, performance-based compensation (annual incentive cash awards and equity) represented approximately 75% of 2008 total direct compensation.

Base Salary.  Base pay is a critical element of executive compensation designed to attract and retain executives over time. Base salary is especially important to executives in light of the volatile nature of the biotechnology sector and the resulting need to provide a consistent source of compensation to avoid or minimize executive departures to competitors. However, consistent with the Company’s focus on pay for performance, base salary represented, on average, less than 25-30% of each of Medarex’s named executive’s total compensation in 2008. In determining initial base salaries, the Compensation Committee considers an individual’s qualifications and experience, current and potential future scope of responsibilities, past performance, relevant compensation data from peer companies and horizontal pay equity. In considering annual salary adjustments, if any, the Compensation Committee considers the foregoing factors, as well as any increase in cost-of-living, relative performance and individual contribution.

As part of the Compensation Committee’s annual compensation review in January 2008, Mr. Schade’s base salary was increased by 3.9%, and the base salaries of each of Drs. Lonberg and Nichol were increased by 3.5%, reflecting a general cost-of-living adjustment and each individual’s relative performance and contribution in 2007. In making these increases, the Compensation Committee also considered peer company and wider biotechnology industry salaries for positions of comparable responsibility. Mr. Pien’s base salary was not increased in January 2008 because his starting salary, set in June 2007, was deemed to be competitive with base salary levels within the Company’s peer group. The base salary of Ms. Bartels, who joined Medarex in October 2007 as Senior Vice President, General Counsel, and Secretary, was not increased in 2008 due to her recent hire and the fact that her salary remained competitive within the Company’s select peer group.

Annual Incentive Cash Awards.  The Company uses annual cash awards under its executive compensation program to focus and motivate Medarex’s executives to achieve key annual corporate, departmental and individual performance goals. Under this variable pay program, each executive is assigned a cash award target, expressed as a percentage of base salary, based on relative job responsibilities, compensation history, peer benchmark data and the CEO’s recommendations. Each executive’s annual cash award is based on (i) the achievement of corporate and departmental goals and (ii) an assessment of individual performance. Corporate and departmental goals, as well as target cash award amounts, are approved by the Compensation Committee at the beginning of each year, after consultation with the CEO and the full Board.

2008 Goals.  The corporate and departmental goals approved by the Board and Compensation Committee in January 2008 reflected strategies and milestones that emerged from a strategic review conducted by the Board with Mr. Pien after he joined Medarex as President and CEO in 2007. These 2008 goals were each allocated a target number of points and related to (i) the advancement of Medarex’s pipeline of strategic assets, including its lead product candidate, ipilimumab; (ii) the development of platform technologies, such as the Company’s Antibody Drug Conjugate (ADC) platform, to expand the Company’s product pipeline; and (iii) the protection and enhancement of shareholder value through budgeting and technology out-licensing. These 2008 goals were divided into two categories: (i) those representing progress towards milestones consistent with corporate strategy, worth 100 points in total, and (ii) events which represent exceptional advancement of the corporate strategy, worth 45 points in total, such as FDA acceptance of a biological licensing application filing for ipilimumab in second-line melanoma.

2008 Cash Award Targets.  The Compensation Committee approved the following cash award targets for 2008: Mr. Pien, 100%; Mr. Schade, 50%; Drs. Lonberg and Nichol, 40%; and Ms. Bartels, 40%. These targets were established to provide target total cash compensation for Medarex’s executives, considering base salary plus potential cash award, positioned at approximately the 75th percentile versus similar positions at peer companies. Under the executive cash award program, the threshold level of goal achievement is 50%, below which no incentive award is paid. Actual payouts can range from 0% to 150% of the award target, depending on attainment of corporate and departmental goals, as well as individual achievement. Cash awards that could have been earned in 2008 under this program are listed in the 2008 Grants of Plan-Based Awards table below, and actual awards earned in 2008 (paid in March 2009) are included in the Summary Compensation Table. In January 2009, the Compensation Committee considered benchmark data and determined that 2009 cash award target levels would remain unchanged from 2008.

Determining the Actual Award.  For Medarex’s executive officers other than Mr. Pien, corporate and departmental performances are considered, either equally or with a 40/60 weight, to create one total performance factor (between 0-150%). For Mr. Pien, this total performance factor is based solely on corporate performance. Next, each executive’s individual performance percentage is evaluated and scored by the Compensation Committee, in consultation with the CEO, based on an assessment of his or her contribution to the management team, including scope of responsibility, quality of execution and demonstrated leadership, to determine his or her individual performance factor.

Actual annual cash awards are calculated for each executive by first multiplying the total performance factor, as described above, based on the achievement of annual goals, by the individual performance factor, to achieve a bonus multiplier. This bonus multiplier is then applied to the executive’s preapproved cash award target to determine the actual cash award, subject to Compensation Committee discretion to increase or decrease such award based on facts and circumstances at the time the award is approved. Under the Company’s executive cash award program, the Compensation Committee retains discretion over all performance determinations as well as final awards earned, if any.

Actual Cash Awards for 2008 Performance.  In January 2009, after reviewing 2008 corporate, departmental and individual executive performance, in consultation with Mr. Pien, the Compensation Committee made annual cash awards to the Company’s executives as listed in the Summary Compensation Table below. For purposes of these awards, the Compensation Committee concluded that corporate performance against 2008 goals was: (i) with respect to the first category of goals, i.e., progress towards milestones, 85 of a possible 100 points, and (ii) with respect to the second category of goals, i.e., exceptional advancement of the corporate strategy, 10 out of a possible 45 points. As a result, Medarex was determined to have achieved a total 2008 corporate score of 95 out of a total of 145 possible points. In making its assessment, the Compensation Committee considered, in particular, (i) the achievement of development milestones with respect to unencumbered assets such as the Company’s MDX-1401, MDX-1100 and MDX-1106 product candidates, (ii) the IND submission for MDX-1203, Medarex’s first antibody-drug conjugate product candidate generated using proprietary ADC platform technology, and (iii) the timing and structuring of the sale of $150 million of securities of Genmab A/S.

The Compensation Committee awarded Mr. Pien a 2008 cash award of $712,500, or approximately 95% of his base salary, below his target of 100% of base salary. In approving Mr. Pien’s award, the Compensation Committee evaluated, among other things, Mr. Pien’s leadership role in the achievement of approved 2008 corporate goals as detailed above. The Compensation Committee considered Mr. Pien’s individual performance and leadership in 2008 to be in line with their expectation. Accordingly, the Compensation Committee believes it appropriate that Mr. Pien’s 2008 annual cash award directly reflect the overall 2008 Medarex corporate score of 95, which was calculated in accordance with the provisions of the annual cash award program as described above.

After a thorough review, the Compensation Committee accepted Mr. Pien’s cash award recommendations for the 2008 performance of his management team and approved the following cash awards for 2008 performance for named executive officers:

With respect to Mr. Schade, the Compensation Committee awarded a cash award of $332,500, or approximately 64% of his base salary and above his 50% bonus target, because of Mr. Schade’s individual achievements, including the negotiation of a lease extension for the Company’s Annandale manufacturing facility through 2013 and the securing of $150 million through the sale of securities of Genmab A/S. Mr. Schade’s compensation also reflects the fact that, in addition to his role as Chief Financial Officer, Mr. Schade is responsible for technical operations, as well as business development.

The Compensation Committee awarded Dr. Lonberg a cash award of $192,100, equal to approximately 46% of his base salary, above his 40% bonus target. In making this award, the Compensation Committee considered his leadership in Medarex’s target and drug discovery efforts and in preclinical drug development, and noted in particular the milestone Medarex achieved in 2008 with the proprietary ADC technology platform.

The Compensation Committee awarded Dr. Nichol a cash award of $144,000, equal to approximately 35% of his base salary, below his 40% bonus target. In making this award, the Compensation Committee considered the work of his team in providing data collection and enrollment support for numerous clinical studies of ipilimumab in melanoma and prostate cancers and in achieving development milestones for the Company’s MDX-1401, MDX-1100 and MDX-1342 product candidates.

Ms. Bartels was awarded a 2008 cash award of $201,700, approximately 52% of her base salary, above her target of 40% of base salary, based on the Committee’s consideration of, among other things, her role in compliance program development, facilitating the settlement of derivative lawsuits and her leadership of the strategic review of Medarex’s intellectual property assets.

Mr. Pien and certain other named executive officers elected to defer all or part of their annual cash incentive awards under the Company’s 2008 Deferred Compensation Program, as described in more detail under “2008 Deferred Compensation Program” below.

Long-Term Equity Incentive Compensation.  Long term equity compensation is used under the Company’s executive compensation program to:

•	encourage executives to manage their performance against corporate goals and objectives with the perspective of an owner/shareholder;

•	support long-term retention of executives through time-based vesting of equity awards;

•	encourage increased equity ownership by executives and facilitate compliance with the Executive Share Ownership Policy (discussed below); and

•	maintain the desired mix of long-term, performance based compensation as a percentage of total compensation.

Under this variable pay program, the Company determines the total quantity and mix of equity awards based on the factors described below, as well as on peer group practice, the accounting expense associated with equity awards and the projected impact on shareholder dilution.

In determining individual equity-based awards to be granted annually to executive officers, the Compensation Committee considers the individual’s position and scope of responsibility, ability to affect shareholder value, potential to take on roles of increasing responsibility in the future, historic and recent performance, peer benchmark data and the value of the equity awards in relation to cash compensation (see “Mix of Pay” below), and the CEO’s recommendations. There is no formulaic weighting of these general factors by the Compensation Committee.

In January 2008, the Compensation Committee reviewed corporate, departmental and individual performance for 2007, competitive long-term incentive and total compensation values in the Company’s select peer group and pay mix to determine and approve the annual equity grants of stock options and restricted stock units, or RSUs, to named executive officers, as set forth in the Summary Compensation Table below. These awards reflect a mix of 60% stock options and 40% RSUs, which was intended to balance potential stock price appreciation with a retention-oriented equity grant in the form of RSUs. Medarex believes the 60% weighting on stock options creates a strong incentive for future stock price appreciation and the 40% weighting on RSUs, which have a four-year, annual cliff vesting period, provides a strong retention focus over the vesting period.

To achieve this 60/40 mix, the Company targeted a total equity value for each individual and determined the number of stock options that would have to be granted to achieve that value, had stock options been the only equity grant form, using a Black-Scholes valuation model. Medarex then converted 40% of the stock options to RSUs using a 2:1 ratio (i.e., for every two options converted, one RSU was granted). The 2:1 ratio was chosen to recognize the decreased risk associated with RSUs, as RSUs have value whether the future price of Shares increases or decreases; whereas stock options will only have value if there is stock price appreciation when vested stock options are exercised. Had the stock options been converted to RSUs based on the Black-Scholes valuation of the Company’s options at the time of the award, the conversion ratio would have been 1.5:1. However, the Committee did not believe this ratio accurately reflected the reduced risk associated with RSUs.

The Committee chose to grant RSUs, rather than restricted stock, to give executives the opportunity to defer receipt of such awards upon vesting and thereby defer the associated tax liability. As a result of these annual equity awards, total performance-based cash and equity compensation for named executive officers for 2008 represented approximately 70-75% of their total compensation.

In September 2008, Medarex rescinded the grant of 50,000 unvested shares of restricted stock granted to Mr. Pien in connection with his hire because, in making this grant, the Company exceeded the 2007 per-person annual limit provided by the 2005 Equity Incentive Plan. The Compensation Committee granted Mr. Pien 50,000 shares of restricted stock in September 2008, with the same vesting schedule as his rescinded new-hire grant, in the interest of not penalizing him for this oversight.

In January 2009, the Compensation Committee considered current and projected benchmark data, 2008 corporate performance, Medarex’s 2008 stock price performance and economic conditions, including decreased equity values in the biotechnology sector in general, and concluded that the number of stock options and RSU’s to be granted in 2009 to executives would be unchanged from the equity awards granted in 2008 (on an annualized basis in the case of Ms. Bartels). Based on projected benchmark data, the Compensation Committee expects these awards to be within the 50th-75th percentile as compared to equity grants for comparable positions at peer companies.

Other Components and Post-Termination Compensation.

Non-Qualified Deferred Compensation.  In 2007, the Compensation Committee adopted the 2008 Deferred Compensation Program to (i) align the longer-term interests of senior management with those of shareholders through the conversion of cash compensation into equity-based awards, (ii) facilitate increased share ownership by executives through these equity-based deferred awards; and (iii) provide a deferral program competitive with similar programs offered by peer companies to attract and retain key executive talent. The program allows executives to defer up to 100% of annual cash awards in the form of RSUs or a cash fund tracking investments in certain mutual funds chosen by the participant. When it adopted the 2008 Deferred Compensation Program, the Compensation Committee approved a 25% Medarex match of any 2008 annual cash award deferred as RSUs. Several executives elected to participate in this program with respect to their 2008 annual cash awards. The resulting deferrals and Medarex matches are reflected in the “Summary Compensation Table” below and described in more detail under “Nonqualified Deferred Compensation” below.

Perquisites.  The Company has historically provided only limited perquisites to its executive officers, with the policy that any perquisites provided serve legitimate business purposes, including allowing its executives to focus more time on the Company’s business. For 2008, these perquisites were primarily limited to payments for Ms. Bartel’s temporary housing in New Jersey.

Post-Termination Compensation.  Medarex has employment agreements with each of its named executive officers providing for severance payments and accelerated vesting benefits triggered by various termination events. For a description of these agreements and the Company’s potential payment obligations, please see “Potential Payments Upon Termination or a Change of Control” and the related tabular disclosure below.

When entering into employment agreements which provide for post-termination compensation for named executive officers, the Compensation Committee considers, among multiple factors, peer company practice, retention needs and consistency of post-termination compensation among the Company’s executives. Gains from prior equity awards are not a material consideration in setting the level of such compensation. In particular, the Company believes such employment agreements benefit Medarex and its shareholders by attracting and retaining executives in a marketplace where such protections are commonly offered by Medarex’s peer companies. The Company also believes that severance protection triggered by a change of control allows Medarex’s executives to assess a potential change of control objectively, from the perspective of what is best for shareholders, without regard to the potential impact of the transaction on their own job security. Further, the Company believes the severance protection offered under the employment agreements is balanced with the interests of Medarex and its shareholders, as the executives are bound by non-disclosure, non-competition, and non-solicitation arrangements as a condition to receiving benefits under these agreements.

These employment agreements, other than Mr. Pien’s which renews in 2010, are subject to renewal annually and, as part of the Compensation Committee’s review of all of the Company’s executive compensation practices, will be reviewed to ensure that they continue to serve Medarex’s interests in retaining these key executives, remain consistent with packages offered by the Company’s peers, and provide reasonable levels of severance protection and compensation.

Factors for Determining Compensation

Performance.  As noted above, one of the objectives of the compensation program is to motivate the Company’s executives to achieve Medarex’s short-term, long-term and strategic performance goals. These goals are linked, among other things, to the advancement of Medarex’s pipeline of strategic assets, the achievement of clinical and regulatory milestones, the development, acquisition and licensing of key technology, and the securing of capital funding. In addition to linking compensation to the achievement of preapproved corporate and departmental goals, individual performance is assessed on the basis of more subjective, non-formulaic criteria, such as:

•	involvement in, and responsibility for, the development and implementation of Medarex’s strategic plans and the attainment of its strategic and operating objectives;

•	participation in the achievement of strategic or regulatory milestones;

•	contribution to the management team and application of managerial leadership skills;

•	involvement in accessing capital to fund the Company’s research and development operations and other business activities; and

•	role in protecting and realizing the value of the Company’s intellectual property.

Market Benchmarks.  The Company believes its select peer group provides useful information to help it establish competitive compensation practices and levels of compensation that allow the Company to attract, retain and motivate a talented executive team and, at the same time, aligns the interests of the Company’s executives with those of its shareholders. Accordingly, each year Medarex reviews and compares, among other things, the total cash and long-term equity incentive compensation and the amounts of the primary executive compensation components — base salary, annual cash award and long-term equity awards — against comparable compensation paid within the peer group. As described below, in considering how peer data relates to Medarex compensation, the Company takes into account its relative company size, stage of development, performance and geographic location as compared to peer companies, as well as the specific responsibilities of Medarex’s executives.

The scope of the Company’s business, research and development activities, as evidenced by the depth of the Company’s product pipeline and numerous active corporate partnerships, requires Medarex to compete for new executive talent across a broad range of biopharmaceutical companies, including larger biotechnology and pharmaceutical companies. Medarex believes its executive compensation must be competitive within such a peer group, yet fully aligned with the Company’s current stage of development and responsibilities to shareholders. Accordingly, as part of the compensation process, the Company believes that the total target cash and equity compensation levels should be positioned at approximately the 60th-75th percentile of the peer group for Medarex’s current named executive officers for on-target performance. However, actual compensation paid may deviate from this target, due to factors such as breadth of individual skills and responsibilities, desired pay mix, historic pay levels, strategic needs and the Compensation Committee’s exercise of discretion based on individual or corporate performance.

In 2008, Haigh & Company worked with the Compensation Committee, with input from management, to update the peer group to include 22 companies similar to Medarex in terms of, among other things, stage of development, market capitalization, number of employees and research and development spending. This peer group also includes larger biotechnology and pharmaceutical companies with which the Company believes it must compete for talent. The Compensation Committee intends to review and modify this peer group periodically to ensure that this list remains aligned with the Company’s size and stage of development. For 2008, the peer group consisted of the following companies:

Alexion Pharmaceuticals, Inc.	ALXN
Alkermes, Inc.	ALKS
Amylin Pharmaceuticals, Inc.	AMLN
Arena Pharmaceuticals, Inc.	ARNA
BioMarin Pharmaceuticals, Inc.	BMRN
Cubist Pharmaceuticals, Inc.	CBST
CV Therapeutics, Inc.	CVTX
Enzon Pharmaceuticals, Inc.	ENZN
Exelixis, Inc.	EXEL
Human Genome Sciences, Inc.	HGSI
ImClone Systems, Inc.	IMCL
Incyte Corporation	INCY
Isis Pharmaceuticals, Inc.	ISIS
Myriad Genetics, Inc.	MYGN
Nektar Therapeutics	NKTR
OSI Pharmaceuticals, Inc.	OSIP
PDL BioPharma, Inc.	PDLI
Regeneron Pharmaceuticals, Inc.	REGN
Seattle Genetics, Inc.	SGEN
Theravance, Inc.	THRX
Vertex Pharmaceuticals, Inc.	VRTX
ZymoGenetics, Inc.	ZGEN

Haigh & Company compiled 2008 executive compensation data for this peer group for use by the Compensation Committee in its decision-making as described above. Data was obtained from both public filings and select information from the Radford Life Science Executive Survey, and addressed, among other things, bonus targets, total value, market equity grant practices and change in control practices and position specific data by compensation component. In addition, Radford data for life science companies with over 500 employees was used as an additional frame of reference, but not as a primary benchmark.

Mix of Pay.  In determining total compensation levels, and in setting the amounts of each primary element of compensation, the Compensation Committee does not rely on a specific target pay mix, but is guided instead by the general principle that a material percentage of an executive’s total compensation should be performance variable. Performance variable compensation is payable based upon achievement of performance objectives, in the case of annual cash awards or, in the case of stock option awards, with value dependent on the appreciation of Medarex’s stock price. This percentage increases as the executive has increasing responsibility for and impact on Medarex corporate performance. In 2008, performance-based compensation in the form of target cash award and long-term equity awards represented approximately 75% of the total direct compensation for the Company’s named executive officers.

The Company believes this pay mix is reasonable in light of compensation practices of Medarex’s peer companies and therefore allows the Company to achieve the objectives of the compensation program. The Company also believes this pay mix appropriately aligns the interests of executives with those of shareholders because the value of the long-term equity awards, which are a substantial portion of their compensation, is based on the market performance of Medarex’ stock.

Other Matters

Executive Share Ownership Policy.  The Company believes that its executive officers should have a significant ownership and financial stake in Medarex to foster a focus on long-term growth. Accordingly, the Company has adopted a policy requiring its executive officers to hold Shares with a value equal to five times base salary, in the case of the CEO, and two times base salary, in the case of the other senior officers, in each case by the later of January 2013 or five years from the date of hire. This value was determined using 2007 base salary levels and a stock price of $14.50, which was the 200-day average stock price at the time the policy was adopted in January 2008. Until this minimum ownership level is achieved, an executive must hold at least one-third of the Shares received upon the exercise of stock options, the vesting of restricted stock or stock units and the purchase of Employee Stock Purchase Plan shares. As of January 1, 2009, the levels of compliance with the policy were as follows:

Mr. Pien*	10%
Dr. Lonberg	100%
Dr. Nichol	100%
Mr. Schade	77%
Ms. Bartels**	0%

*	Joined Medarex in June 2007.

**	Joined Medarex in October 2007.

Trading Restrictions and Anti-Hedging Policy.  Medarex’s stock trading policies permit executives to trade in Medarex securities only with pre-clearance during quarterly financial window periods. Specific transactions such as short sales, put or call options or hedging transactions are prohibited.

Equity Grant Procedures.  Under the Company’s Grant Policy, annual equity awards are approved by the Compensation Committee during the first 45 days of the calendar year, with the grant date for such annual awards fixed as the third trading day after the filing of the Company’s Annual Report on Form 10-K with the SEC. This delayed grant date allows time for the market price of Shares to adjust to any disclosures of new information reported in the Form 10-K.

All new-hire and “off-cycle” equity awards (including for directors, officers and all other employees) are approved at periodic meetings of the Compensation Committee, with grant dates fixed as the last trading day of the month in which the awards are approved. In accordance with the Grant Policy, management provides the Compensation Committee with a detailed list of proposed awards in advance of meetings. All grants are made with an exercise price equal to the average of the high and low price of Medarex’s common stock on Nasdaq on the date of grant. Once approved, no changes are made to awards without further, formal action by the Compensation Committee. However, in the event the Compensation Committee determines that it is not in the Company’s best interest to follow the Grant Policy in a specific and exceptional situation, the Compensation Committee may waive such procedures after consultation with the Company’s Chief Financial Officer and General Counsel.

Tax and Accounting Considerations.  U.S. federal income tax generally limits the tax deductibility of compensation the Company pays to the CEO and certain other highly compensated executive officers to $1 million in the year the compensation becomes taxable to the executive officers. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements. Although deductibility of compensation is preferred, tax deductibility has not historically been a primary objective of the Company’s compensation programs. Rather, the Company seeks to maintain flexibility in how it compensates its executive officers so as to meet a broader set of corporate and strategic goals and the needs of shareholders, and as such, Medarex may be limited in its ability to deduct amounts of compensation from time to time. The Company has also structured the executive compensation program with the intention that it comply with tax laws pertaining to certain types of deferred compensation. Accounting rules such as FASB Statement 123(R) require the Company to expense the cost of stock option grants. Because of option expensing and the impact of dilution on shareholders, the Company pays close attention to, among other factors, the type of equity awards it grant and the number and value of the shares underlying such awards.

Executive Compensation Tables

Summary Compensation Table for 2008, 2007 and 2006

The following table provides the compensation earned by the Company’s named executive officers for the years ended December 31, 2008, 2007 and 2006.

				Non-Equity
Name and				Incentive	Stock	Option	All Other
Principal Position	Year	Salary	Bonus(1)	Compensation(1)	Awards(2)	Awards(3)	Compensation		Total

Mr. Pien(7)	2008	$750,000	—	$712,500	$1,640,435	$1,997,087	$5,425	(4)	$5,105,447
President and	2007	409,615	$413,250	—	1,021,388	824,897	3,462		2,672,612
CEO	2006	—	—	—	—	—	—		—
Mr. Schade,	2008	$519,000	—	332,500	477,797	1,216,487	4,600	(5)	2,550,384
Sr. VP Finance and	2007	492,550	328,000	—	169,473	931,845	12,220		1,934,088
Administration CFO	2006	485,100	—	—	52,383	1,003,181	4,400		1,545,064
Dr. Lonberg	2008	414,000	—	192,100	136,809	1,124,542	4,600	(5)	1,872,051
Sr. VP and	2007	400,000	208,000	—	87,033	1,014,078	4,500		1,713,611
Scientific Director	2006	391,388	206,000	—	67,379	966,434	4,400		1,635,601
Dr. Nichol	2008	414,000	—	144,000	105,751	1,092,859	4,600	(5)	1,761,210
Sr. VP, Product	2007	400,000	191,000	—	48,614	998,976	4,500		1,643,090
Development	2006	391,388	205,000	—	39,944	935,512	4,400		1,576,244
Ms. Bartels(8)	2008	385,000	—	201,700	79,876	450,227	67,073	(6)	1,183,876
Sr. VP, General	2007	74,039	34,000	—	10,071	68,000	1,100		187,210
Counsel and Secretary	2006	—	—	—	—	—	—		—

(1)	Represents annual bonus or incentive compensation, as applicable, paid in subsequent year, relating to performance in named year, before partial deferral under the Company’s deferred compensation program, where applicable. See CD&A above and Nonqualified Deferred Compensation tables and the related narrative for additional information on deferred amounts and the Company’s deferral program.

(2)	These amounts do not reflect actual value realized by the recipient nor do they reflect the grant date fair value of the equity award granted in that year. In accordance with SEC rules, this column represents the compensation expense recognized by Medarex for financial statement reporting purposes for 2008, 2007 and 2006 for awards of restricted stock and restricted stock units granted to each of the named executive officers in 2008, as well as prior years, in accordance with FAS 123(R). Mr. Pien’s amount for 2008 relates to restricted stock ($1,472,111) and restricted stock units ($168,324). Mr. Pien’s entire amount for 2007 relates to restricted stock. Mr. Schade’s amount for 2008 relates to restricted stock ($374,183) and restricted stock units ($103,614). Mr. Schade’s amount for 2007 relates to restricted stock ($124,728) and restricted stock units ($44,745). Ms. Bartels’ amount for 2008 relates to restricted stock ($60,425) and restricted stock units ($19,451). Ms. Bartels’ entire amount for 2007 relates to restricted stock. All other amounts for 2008, 2007 and 2006 relate entirely to RSUs. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. No stock awards were forfeited by any of these named executive officers in 2008, 2007 or 2006. For additional information on the valuation assumptions underlying the value of these awards, with respect to 2008, 2007 and 2006, see Part II, Item 8 “Financial Statements and Supplementary Data” of the Company’s 2008 Annual Report on Form 10-K in Notes to Consolidated Financial Statements at Note 7, “Shareholders’ Equity” and at Note 8 “Deferred Compensation.”

(3)	These amounts do not reflect actual value realized by the recipient nor do they reflect the grant date fair value of the equity award granted in that year. In accordance with SEC rules, this column represents the compensation expense recognized by Medarex for financial statement reporting purposes for 2008, 2007 and 2006 stock options granted to each of the named executive officers in 2008, as well as prior years, in accordance with FAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. No stock options were forfeited by any of these named executive officers in 2008, 2007 or 2006. For additional information on the valuation assumptions underlying the value of these stock options, with respect to 2008, 2007 and 2006, see Part II, Item 8 “Financial Statements and Supplementary Data” of the Company’s 2008 Annual Report on Form 10-K in Notes to Consolidated Financial Statements at Note 7, “Shareholders’ Equity.”

(4)	Includes matching contribution under the Company’s 401(k) plan of $4,600.

(5)	Represents matching contribution under the Company’s 401(k) plan.

(6)	Represents a matching contribution under the Company’s 401(k) plan of $4,600 and $62,473 attributable to temporary local housing in Princeton, NJ and automobile moving costs from California to New Jersey.

(7)	Mr. Pien began employment on June 14, 2007.

(8)	Ms. Bartels began employment on October 22, 2007.

Grants of Plan-Based Awards in 2008

						All Other		All Other
						Stock		Option			Grant
			Estimated Future			Awards:		Awards:			Date Fair
	Grant		Payouts Under Non-Equity			Number of		Number of		Exercise or	Value of
	Date of		Incentive Plan Awards(1)			Shares of		Securities		Base Price of	Stock and
	Equity	Approval	Threshold	Target	Maximum	Stock		Underlying		Option	Option
Name	Awards	Date	$	$	$	or Units		Options		Awards	Awards

Mr. Pien	—	—	375,000	750,000	1,125,000	—		—		—	—
	3/3/08	1/31/08				—		270,000	(2)	$9.065	$1,765,800
	3/3/08	1/31/08				90,000	(3)	—		—	815,850
	9/30/08	9/23/08				50,000	(4)	—		—	324,250
Mr. Schade	—	—	129,750	259,500	389,250	—		—		—	—
	3/3/08	1/31/08				—		135,000	(2)	9.065	882,900
	3/3/08	1/31/08				45,000	(3)	—		—	407,925
Dr. Lonberg	—	—	82,800	165,600	248,400	—		—		—	—
	3/3/08	1/31/08				—		129,000	(2)	9.065	843,660
	3/3/08	1/31/08				43,000	(3)	—		—	389,795
Dr. Nichol	—	—	82,800	165,600	248,400	—		—		—	—
	3/3/08	1/31/08				—		120,000	(2)	9.065	784,800
	3/3/08	1/31/08				40,000	(3)	—		—	362,600
Ms. Bartels	—	—	77,000	154,000	231,000	—		—		—	—
	3/3/08	1/31/08				—		31,200	(2)	9.065	204,048
	3/3/08	1/31/08				10,400	(3)	—		—	94,276

(1)	These amounts represent the range of annual incentive cash awards for which the named executive officers were eligible in 2008 under the Company’s executive cash award program. For further information relating to the executive cash award program, see “Compensation Discussion and Analysis — Annual Cash Awards.” For information regarding the actual value of awards earned under the executive cash award program for 2008, see the Summary Compensation Table above.

(2)	Options vest as follows: 25% on the 1st, 2nd, 3rd and 4th anniversaries of the grant date.

(3)	Restricted stock unit grant which vests as follows: 25% on April 3, 2009 and 25% on the 2nd, 3rd, and 4th anniversaries of the grant date.

(4)	Grant of restricted stock which vests on June 14, 2012; provided, however, if the price of the Company’s stock equals or exceeds $26 per share for the 20 consecutive trading days immediately preceding June 14, 2011, then shares not yet vested will vest immediately on June 14, 2011. This grant is described above in “Long Term Equity Incentive Compensation” above.

All stock option grants are made in accordance with the Company’s Grant Policy with an exercise price equal to the average of the high and low price of the Company’s common stock on Nasdaq on the date of grant. Restricted stock units have rights to dividend equivalents. Restricted stock has rights to dividends. Notwithstanding such rights, Medarex has not historically paid dividends.

Outstanding Equity Awards at December 31, 2008

The following table shows for the year ended December 31, 2008, certain information regarding outstanding equity awards at year end for the Company’s named executive officers.

	Option Awards				Stock Awards
						Number		Market
	Number of	Number of				of Shares		Value of
	Securities	Securities				or Units		Shares or
	Underlying	Underlying				of Stock		Units of
	Unexercised	Unexercised		Option	Option	That		Stock That
	Options	Options		Exercise	Expiration	Have Not		Have Not
Name	Exercisable	Unexercisable		Price	Date	Vested		Vested(1)

Mr. Pien	166,667	333,333	(2)	$14.355	6/29/17	—		—
	—	—		—	—	25,000	(3)	$139,500
	—	—		—	—	175,000	(4)	976,500
	—	—		—	—	25,000	(5)	139,500
	—	270,000	(6)	9.065	3/3/18	—		—
	—	—		—	—	90,000	(7)	502,200
	—	—		—	—	50,000	(8)	279,000
Mr. Schade	150,000	—		6.33	10/13/10	—		—
	15,000	—		6.33	1/9/11	—		—
	100,000	—		14.89	9/19/11	—		—
	250,000	—		8.11	7/11/12	—		—
	200,000	—		7.155	10/14/13	—		—
	185,000	—		5.605	7/26/14	—		—
	203,125	46,875	(9)	9.90	9/6/15	—		—
	40,000	120,000	(10)	17.27	8/31/17	—		—
	—	—		—	—	1,148	(11)	6,406
	—	—		—	—	65,000	(12)	362,700
	—	135,000	(6)	9.065	3/3/18	—		—
	—	—		—	—	45,000	(7)	251,100
Dr. Lonberg	169,152	—		3.43	11/1/09	—		—
	54,848	—		3.43	5/18/10	—		—
	25,000	—		6.33	1/9/11	—		—
	100,000	—		14.89	9/19/11	—		—
	200,000	—		8.11	7/11/12	—		—
	200,000	—		7.155	10/14/13	—		—
	185,000	—		5.605	7/26/14	—		—
	203,125	46,875	(8)	9.90	9/6/15	—		—
	37,500	112,500	(13)	14.915	5/17/17	—		—
	—	—		—	—	5,382	(14)	30,032
	—	129,000	(6)	9.065	3/3/18	—		—
	—	—		—	—	43,000	(7)	239,940

	Option Awards				Stock Awards
						Number		Market
	Number of	Number of				of Shares		Value of
	Securities	Securities				or Units		Shares or
	Underlying	Underlying				of Stock		Units of
	Unexercised	Unexercised		Option	Option	That		Stock That
	Options	Options		Exercise	Expiration	Have Not		Have Not
Name	Exercisable	Unexercisable		Price	Date	Vested		Vested(1)

Dr. Nichol	90,000	—		5.245	9/9/12	—		—
	200,000	—		7.155	10/14/13	—		—
	185,000	—		5.605	7/26/14	—		—
	203,125	46,875	(8)	9.90	9/6/15	—		—
	27,500	82,500	(15)	14.915	5/17/17	—		—
	7,500	22,500	(16)	16.075	5/31/17	—		—
	—	—		—	—	3,200	(17)	17,856
	—	120,000	(6)	9.065	3/3/18	—		—
	—	—		—	—	40,000	(7)	223,200
Ms. Bartels	50,000	150,000	(18)	12.085	10/31/17	—		—
	—	—		—	—	15,000	(19)	83,700
	—	31,200	(6)	9.065	3/3/18	—		—
	—	—		—	—	10,400	(7)	58,032

(1)	Valued using Medarex’s closing market price on December 31, 2008 of $5.58.

(2)	Remaining options vest as follows: 166,667 shares on June 14, 2009 and 166,666 shares on June 14, 2010.

(3)	Remainder of restricted stock grant which vests on June 14, 2009.

(4)	Grant of restricted stock which vests as follows: 87,500 shares on each of June 14, 2009 and 2010.

(5)	Grant of restricted stock which vests on June 14, 2012; provided, however, if the price of the Company’s stock equals or exceeds $26 per share for 20 consecutive trading days preceding the three-year anniversary of June 14, 2007, then 25,000 shares will vest on such three-year anniversary and, provided, further, if the price of the Company’s stock equals or exceeds $26 per share immediately preceding the four-year anniversary of June 14, 2007, then shares not yet vested will vest immediately on the four-year anniversary of June 14, 2007.

(6)	Options vest as follows: 25% on the 1st, 2nd, 3rd and 4th anniversaries of the grant date (March 3, 2008).

(7)	Grant of restricted stock units which vest as follows: 25% on April 3, 2009 and 25% on the 2nd, 3rd and 4th anniversaries of the grant date (March 3, 2008).

(8)	Grant of restricted stock which vests on June 14, 2012; provided, however, if the price of the Company’s stock equals or exceeds $26 per share for the 20 consecutive trading days immediately preceding June 14, 2011, then shares not yet vested will vest immediately on June 14, 2011. This grant is described above in “Long Term Equity Incentive Compensation.”

(9)	Remaining options vest as follows: 5,208 shares monthly from January 6, 2009 through September 6, 2009.

(10)	Remaining options vest as follows: 40,000 on each of August 31, 2009, 2010 and 2011.

(11)	Represents restricted stock units under the Company’s deferred compensation program, the receipt of which has been deferred to February 23, 2009.

(12)	Grant of restricted stock which vests on August 31, 2010, unless, prior to such date, Mr. Schade is terminated without Cause or his employment agreement is not renewed, in which case such restrictions will be deemed to have lapsed as to approximately 1,806 shares each month over a three-year period from August 31, 2007.

(13)	Remaining options vest as follows: 37,500 on each of May 17, 2009, 2010 and 2011.

(14)	Represents restricted stock units under the Company’s deferred compensation program which vest as follows: 3,617 shares on February 23, 2009 and 1,765 shares on February 23, 2010.

(15)	Remaining options vest as follows: 27,500 on each of May 17, 2009, 2010 and 2011.

(16)	Remaining options vest as follows: 7,500 on each of May 31, 2009, 2010 and 2011.

(17)	Represents restricted stock units under the Company’s deferred compensation program which vest as follows: 1,971 shares on February 23, 2009 and 1,229 shares on February 23, 2010.

(18)	Remaining options vest as follows: 50,000 on each of October 22, 2009, 2010 and 2011.

(19)	Grant of restricted stock which vests on October 22, 2010 unless, prior to such date, Ms. Bartels is terminated without Cause or her employment agreement is not renewed, in which case such restrictions will be deemed to have lapsed as to approximately 417 shares each month over a three-year period from October 22, 2010.

Option Exercises and Stock Vested in 2008

The following table shows for the year ended December 31, 2008, certain information regarding option exercises and restricted stock vested during the last year with respect to the Company’s named executive officers:

	Option Awards		Stock Awards
	Number of		Number of
	Shares	Value	Shares
	Acquired	Realized	Acquired	Value Realized
Name	on Exercise	on Exercise	on Vesting	on Vesting(1)

Mr. Pien	—	—	25,000	$189,500	(2)
Mr. Schade	—	—	3,780	35,246	(3)
Dr. Lonberg	—	—	7,156	128,761	(4)
Dr. Nichol	—	—	4,095	81,561	(5)
Ms. Bartels	—	—	—	—

(1)	The amounts in this column calculate the aggregate dollar amount realized upon vesting by multiplying the number of shares of stock times the market value of the underlying common stock at the date of vesting.

(2)	Represents vested restricted stock which was received by Mr. Pien on June 14, 2008.

(3)	Represents total value of vested restricted stock units where (i) the receipt of 1,148 shares has been deferred until February 23, 2009 and (ii) 2,632 shares vested on February 7, 2008 with a value $25,017 and were received by Mr. Schade on February 8, 2008.

(4)	Represents vested restricted stock units, the receipt of which has been deferred as follows: 1,852 shares to February 23, 2009 and 1,765 shares to February 23, 2010. The value of 3,539 shares of $33,638 which vested on February 7, 2008 was received by Dr. Lonberg on February 8, 2008.

(5)	Represents vested restricted stock units, the receipt of which has been deferred as follows: 741 shares on February 23, 2009, 1,230 shares on February 23, 2010 and 2,124 shares on February 7, 2013.

2008 Deferred Compensation Program

Under the Company’s 2008 Deferred Compensation Program, eligible executives may defer up to 100% of their annual cash award earned in a given year, with the deferred amount credited to: (i) a cash account reflecting the performance of funds available under the Company’s 401(k) Savings Plan; or (ii) a restricted stock unit account containing a number of fully-vested restricted stock units representing shares of the Company’s common stock. The number of restricted stock units credited equals the amount of the deferred award divided by the fair market value of the Company’s common stock on the date of deferral (that is, the date on which the award would otherwise be paid in cash). Medarex may, at the Compensation Committee’s discretion, match amounts deferred as restricted stock units by crediting the participant’s account with the grant of additional restricted stock units with a value equal to 25% of the amount deferred by the executive. In March 2009, the Company awarded a 25% match (in the form of RSUs) to those executives who elected to defer their 2008 cash award into RSUs. This matching contribution vests, based on continued service, over three years from the date of grant. Unless further deferred, all benefits under the 2008 Deferred Compensation Program are distributed in payments of cash or stock, as applicable, after three years.

Nonqualified Deferred Compensation

The following table shows, for the year ended December 31, 2008, certain information regarding nonqualified deferred compensation benefits for the named executive officers.

							Aggregate
	Executive	Registrant	Aggregate		Aggregate		Balance at
	Contributions	Contributions	Earnings		Withdrawals/		December 31,
Name	in 2008(1)	in 2008(2)	in 2008		Distributions		2008

Mr. Pien	$712,500	$178,125	—		—		$—
Mr. Schade	$83,125	$20,781	$(93,393	)(3)	$200,109	(4)	107,672	(5)
Dr. Lonberg	—	—	(122,539	)(6)	269,087	(7)	141,274	(8)
Dr. Nichol	$72,000	$9,000	(186,621	)(9)	—		215,154	(10)
Ms. Bartels	$201,700	$50,425	—		—		—

(1)	Represents the amount of 2008 annual award deferral into RSUs under the 2008 Deferred Compensation Program based on the closing price of the Company’s common stock on December 31, 2008 ($5.58 per share), except for Dr. Nichol who elected to defer $36,000 of his total deferral of $72,000 into a cash account.

(2)	In 2009, the Company provided a 25% match (in the form of RSUs) of 2008 annual cash award deferrals into RSUs by Mr. Schade, Dr. Nichol, Mr. Pien and Ms. Bartels.

(3)	Represents the depreciation in value of both vested and unvested shares of stock representing all of the annual cash award amounts, including matching contributions, deferred by Mr. Schade into RSUs since the adoption of the Company’s deferred compensation program in 2004, based on the closing price of Medarex common stock on December 31, 2008 ($5.58 per share).

(4)	Represents the value of 21,053 RSUs received by Mr. Schade on February 8, 2008.

(5)	Represents the value of vested (19,296) and unvested (1,148) shares of stock representing all of the annual cash award amounts, including matching contributions, deferred by Mr. Schade into RSUs since the adoption of the Company’s deferred compensation program in 2004, based on the closing price of Medarex common stock on December 31, 2008 ($5.58 per share).

(6)	Represents the depreciation in value of both vested and unvested shares of stock representing all of the annual cash award amounts, including matching contributions, deferred by Dr. Lonberg into RSUs since the adoption of the Company’s deferred compensation program in 2004, based on the closing price of Medarex common stock on December 31, 2008 ($5.58 per share).

(7)	Represents the value of 28,310 RSUs received by Dr. Lonberg on February 8, 2008.

(8)	Represents the value of vested (25,318) and unvested (5,382) shares of stock representing all of the annual cash award amounts, including matching contributions, deferred by Dr. Lonberg into RSUs since the adoption of the Company’s deferred compensation program in 2004, based on the closing price of Medarex common stock on December 31, 2008 ($5.58 per share).

(9)	Represents the depreciation in value of both vested and unvested shares of stock representing all of the annual cash award amounts, including matching contributions, deferred by Dr. Nichol into RSUs since the adoption of the Company’s deferred compensation program in 2004, based on the closing price of Medarex common stock on December 31, 2008 ($5.58 per share).

(10)	Represents the value of vested (38,558) and unvested (3,200) shares of stock subject to all of the annual cash award amounts, including matching contributions, deferred by Dr. Nichol into RSUs since the adoption of the Company’s deferred compensation program in 2004, based on the closing price of Medarex common stock on December 31, 2008 ($5.58 per share).

Potential Payments Upon Termination or Change of Control

In June 2007, Medarex entered into an employment agreement with Mr. Pien, which has an initial term of three years and renews automatically thereafter for one-year terms unless terminated upon prior written notice by either party. Medarex also has one-year employment agreements with Mr. Schade, Ms. Bartels and Drs. Lonberg and

Nichol, (the “SVP Agreements”) which renew automatically each January for one-year periods unless terminated upon prior written notice by either party.

The following discussion describes the amounts that Medarex would pay or provide to the named executive officers or, as applicable, their respective beneficiaries under these employment agreements as a result of termination of employment in each of the following situations: non-renewal of agreement; termination without “Cause” or resignation for good reason; and termination following a “Change in Control” (each as defined in the employment agreements). For purposes of this discussion, estimated benefits are calculated as if the termination occurred on or about December 31, 2008.

Payments Upon Non-Renewal of Employment Agreements

If an SVP Agreement is not renewed by the Company, the executive is entitled to severance in an amount equal to one year of base salary and one year of company-paid premiums for continued health insurance coverage. However, all amounts paid or payable to an executive officer will be reduced by the amount of compensation received by such officer from alternative employment during the payment period. The SVP Agreements also provide for an additional benefit, in the event of non-renewal, of accelerated vesting of equity awards that would have vested during the six months following the final day of the term. However, because the exercise prices of each executive’s stock options exceeded the fair market value of the Shares on December 31, 2008, no value is attributable to stock option acceleration assuming a December 31, 2008 termination.

Under Mr. Pien’s Agreement, non-renewal constitutes termination by Mr. Pien for Good Reason and, in this event, he is entitled to two years of (i) base salary continuation, (ii) annual cash award and (iii) continued insurance coverage. The insurance coverage, however, terminates if replaced by the same or better coverage provided by a subsequent employer. Non-renewal also triggers the acceleration of vesting of Mr. Pien’s initial grant of 500,000 stock options and, with respect to his initial grant of 125,000 restricted shares, accelerated vesting of shares that would have vested during the eighteen (18) months following the final day of the term. Mr. Pien’s agreement also provides for two years of accelerated vesting of annual equity grants in the event of non-renewal.

Payments Upon Non-Renewal

				Restricted Stock
		Annual	Stock Option	and RSU	Healthcare
Name	Base Salary(1)	Cash Award	Acceleration	Acceleration(2)	Premiums(3)

Mr. Pien	$1,500,000	$1,500,000	$—	$1,227,600	$39,545
Mr. Schade	519,500	—	—	129,631	19,772
Dr. Lonberg	414,000	—	—	80,168	19,779
Dr. Nichol	414,000	—	—	66,793	14,692
Ms. Bartels	385,000	—	—	14,508	11,398

(1)	Amount would generally be paid in equal installments over the course of 12 or, in the case of Mr. Pien, 24 consecutive months. However, for the executives other than Mr. Pien, any severance amount which exceeds two times the limit under Section 401(a) (17) of the Internal Revenue Code ($230,000 for 2008) would be paid in a lump sum by March 15 following the year of the executive’s termination of employment.

(2)	Represents the value of restricted stock and RSUs which would become vested on the date of termination as described above. The payments relating to restricted stock and RSUs represent the value of such stock and stock units as of December 31, 2008, when they would be subject to accelerated vesting as a result of the termination, calculated by multiplying the number of accelerated shares and stock units by $5.58, the closing price of Shares on December 31, 2008.

(3)	Amount reflects total reimbursement of executive’s monthly healthcare premiums for continued group medical, dental and vision insurance coverage.

Payments Upon Termination Without Cause or Resignation for Good Reason

Under an SVP Agreement, if the Company terminates an executive’s employment without cause or the executive terminates his employment for Good Reason; such officer is entitled to continued base salary and insurance coverage for two years (subject to mitigation as described above). In addition, the executive is entitled to accelerated vesting of all unvested equity awards that would have vested during the 24 months following the final day of the term. However, because the exercises prices of each executive’s stock options exceeded the fair market value of Shares on December 31, 2008, no value is attributable to stock option acceleration assuming a December 31, 2008 termination. In the event of a termination without Cause or resignation for Good Reason, Mr. Pien would be entitled to the payments and acceleration of vesting as detailed under “Payments upon Non-Renewal,” above.

Payments Upon a Termination Without Cause or Resignation for Good Reason

				Restricted Stock
		Annual Cash	Stock Option	and RSU	Healthcare
Name	Base Salary(1)	Award	Acceleration	Acceleration(2)	Premiums(3)

Mr. Pien	$1,500,000	$1,500,000	$—	$1,227,600	$39,545
Mr. Schade	1,039,000	—	—	494,656	39,545
Dr. Lonberg	828,000	—	—	150,002	39,558
Dr. Nichol	828,000	—	—	129,456	29,385
Ms. Bartels	770,000	—	—	29,016	22,797

(1)	Amount would be paid in equal installments over the course of 24 consecutive months.

(2)	Represents the value of restricted stock and RSUs which would have become vested on the date of termination as described above. The payments relating to restricted stock and RSUs represent the value of stock and stock units as of December 31, 2008, when they would be subject to accelerated vesting as a result of the termination, calculated by multiplying the number of accelerated shares and stock units by $5.58, the closing price of Shares on December 31, 2008.

(3)	Amount reflects total reimbursement of executive’s monthly healthcare premiums for continued group medical, dental and vision insurance coverage.

Payments Upon a Termination in Connection with a Change of Control

In the event of a Change in Control of Medarex, if (i) Medarex or the successor entity terminates the officer’s employment other than for Cause or, (ii) the executive terminates for Good Reason, in either case, within 24 months after such Change in Control, the executive will receive a lump sum severance payment equal to two years of base salary, two years of annual cash award, a prorated annual cash award for the year of termination, two years of company-paid premiums for continued health insurance coverage and the accelerated vesting of all unvested equity awards. However, because the exercises prices of each executive’s stock options exceeded the fair market value of Shares on December 31, 2008, no value is attributable to stock option acceleration assuming a December 31, 2008 termination. In the event such termination occurs within one month prior to a Change in Control, then the executive will receive the same amount of payments and benefits, but severance will be payable over a two-year period following the Change in Control, to comply with the requirements of Section 409A of the Internal Revenue Code.

Named executive officers are also entitled to a gross-up payment on any excise taxes imposed by Section 280G and Section 4999 of the Internal Revenue Code or other interest or penalties incurred on any payment, acceleration of stock option vesting, restricted shares or other equity award or other benefit made or provided to the executive in connection with such termination, if such payments and benefits exceed 110% of the greatest amount that could be paid to executive without giving rise to any such excise tax.

In addition, Mr. Pien’s Agreement provides that, in the event of a Change in Control, if certain stock options held by him (specifically, his initial grant of 500,000 stock options and any subsequent annual stock option awards) are not assumed or substituted in connection with the Change in Control, such options will be cancelled in exchange for a cash payment based on the difference between the per share consideration to be paid in the transaction and the exercise price per share of such cancelled options.

Payments Upon a Termination Without Cause or Resignation for
Good Reason in Connection with a Change in Control

		Annual
		Cash Award
		and Pro-		Restricted Stock
	Base	Rated	Stock Option	and RSU	Healthcare	280G
Name	Salary(2)	Award(3)	Acceleration	Acceleration(4)	Premiums(5)	Gross-up(6)

Mr. Pien(1)	$1,500,000	$2,250,000	$—	$2,036,700	$39,545	$1,959,588
Mr. Schade(1)	1,039,000	779,250	—	620,206	39,545	776,110
Dr. Lonberg(1)	828,000	496,800	—	269,972	39,558	—
Dr. Nichol(1)	828,000	496,800	—	241,056	29,385	—
Ms. Bartels(1)	770,000	462,000	—	141,732	22,797	—

(1)	All amounts assume the Change in Control and the termination of employment both occurred on December 31, 2008.

(2)	Executive base salary severance is payable in a single lump-sum, except in the case of a termination within one month prior to a Change in Control, in which case severance is payable over a two-year period.

(3)	Annual cash award severance is payable in a single lump-sum, except in the case of a termination within one month prior to a Change in Control, in which case severance is payable over a two-year period. These amounts include 12 months of pro-rated annual cash award for the year of termination, assuming a December 31, 2008 termination.

(4)	Represents the value of restricted stock and RSUs which would have become vested on the date of termination as described above. The payments relating to restricted stock and RSUs represent the value of such stock and stock units as of December 31, 2008, when they would be subject to accelerated vesting as a result of the termination, calculated by multiplying the number of accelerated shares and stock units by $5.58, the closing price of Shares on December 31, 2008.

(5)	Amount reflects total reimbursement of executive’s monthly healthcare premiums for continued group medical, dental and vision insurance coverage.

(6)	This gross-up calculation assumes a stock price of $5.58, the closing price of Shares on December 31, 2008. Any actual gross-up payment could be higher or lower, depending on Medarex’s stock price on the termination date.

Annex II

PERSONAL AND CONFIDENTIAL

July 22, 2009

Board of Directors
Medarex, Inc.
707 State Road
Princeton, NJ 08540-1437

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Bristol-Myers Squibb Company (“Bristol”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Medarex, Inc. (the “Company”) of the $16.00 per Share in cash proposed to be paid to the holders (other than Bristol and its affiliates) of Shares pursuant to the Agreement and Plan of Merger, dated as of July 22, 2009 (the “Agreement”), by and among Bristol, Puma Acquisition Corporation, a wholly owned subsidiary of Bristol (“Purchaser”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Purchaser will pay $16.00 per Share in cash for each Share accepted. The Agreement further provides that, following the completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and together with the Tender Offer, the “Transactions”) and each outstanding Share (other than Shares already owned by Bristol or Purchaser) will be converted into the right to be paid $16.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Bristol and any of their respective affiliates or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transactions. We expect to receive fees for our services in connection with the Transactions, all of which are contingent upon consummation of the Transactions, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In addition, we have provided certain investment banking and other financial services to the Company and its affiliates from time to time, including having acted as solicitation agent with respect to an amendment to the terms of the Company’s 2.25% Convertible Senior Notes due May 2011 (aggregate principal amount $150,000,000) in October 2006; as placement agent with respect to the Company’s block trade of shares of common stock of Genmab A/S in February 2007; as sole bookrunner with respect to the Company’s block trade of shares of common stock of Genmab A/S in January 2008; as sole bookrunner with respect to the Company’s block trade of shares of common stock of AVANT Immunotherapeutics, Inc. in June 2008; and as sole bookrunner with respect to the Company’s block trade of shares of common stock of CellDex Therapeutics, Inc. (formerly known as AVANT Immunotherapeutics, Inc.) in June 2009. We also have provided certain investment banking and other financial services to Bristol and its affiliates from time to time, including having

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acted as joint lead manager with respect to Bristol’s self-tender offer for its 5.75% Notes due October 2011 (aggregate principal amount $2,500,000,000) in November 2006; as co-manager with respect to the public offering of Bristol’s 4.625% Senior Notes due November 2021 (aggregate principal amount €500,000,000) and 4.375% Senior Notes due November 2016 (aggregate principal amount €500,000,000) in November 2006; as co-manager with respect to the public offering of Bristol’s 5.450% Notes due May 2018 (aggregate principal amount $600,000,000) and 6.125% Notes due May 2038 (aggregate principal amount $1,000,000,000) in April 2008; and as counterparty with respect to various derivative transactions entered into by Bristol in May and November 2008. We also may provide investment banking and other financial services to the Company, Bristol and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2008; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the biotechnology industry and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and we do not assume any liability for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to our analysis. We also have assumed that the Transactions will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. In addition, we are not expressing any opinion as to the impact of the Transactions on the solvency or viability of the Company or Bristol or the ability of the Company or Bristol to pay its obligations when they come due, and our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $16.00 per Share in cash to be paid to the holders (other than Bristol and its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transactions, whether relative to the $16.00 per Share in cash to be paid to the holders (other than Bristol and its affiliates) of Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transactions and such opinion does not constitute a

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recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $16.00 per Share in cash to be paid to the holders (other than Bristol and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/  Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

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